82- SUBMISSIONS FACING SHEET

02028922

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME	e-Kong Group Limited
*CURRENT ADDRESS	Suite 2101-3
	K. Wah Centre
	191 Java Road, North Point
	Hong Kong
**FORMER NAME	
**NEW ADDRESS	

PROCESSED
MAY 15 2002
THOMSON FINANCIAL

FILE NO. 82- ~~5227~~ 34653 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: WMC

DATE : 5/9/02

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 67 of Exhibit A

82-34650

e-KONG
Convergence through Services

ARIS
12-31-01

Annual Report 2001

e-KONG
Convergence through Services

Contents

2 Corporate Information

3 Chairman's Statement

4 Management Discussion and Analysis

7 Directors' Report

17 Directors' Profile

19 Auditors' Report

20 Consolidated Income Statement

21 Consolidated Statement of Recognised Gains and Losses

22 Consolidated Balance Sheet

23 Balance Sheet

24 Consolidated Cash Flow Statement

25 Notes to the Financial Statements

58 Summary of Results, Assets and Liabilities of the Group

60 Notice of Annual General Meeting

Corporate Information

BOARD OF DIRECTORS

Executive Directors

Richard John Siemens *(Chairman)*
Kuldeep Saran *(Deputy Chairman)*
Derrick Francis Bulawa
Lim Shyang Guey

Non-executive Directors

William Bruce Hicks
Shane Frederick Weir
Matthew Brian Rosenberg

AUDIT COMMITTEE

Shane Frederick Weir
Matthew Brian Rosenberg

COMPANY SECRETARY

Wang Poey Foon, Angela

REGISTERED OFFICE

Clarendon House
Church Street
Hamilton HM 11
Bermuda

PRINCIPAL OFFICE

Suite 2101-3
K. Wah Centre
191 Java Road
North Point
Hong Kong
Tel: (852) 2296 9700
Fax: (852) 2429 7116

SOLICITORS

Angela Wang & Co
Conyers, Dill & Pearman

AUDITORS

Moores Rowland
Chartered Accountants
Certified Public Accountants

PRINCIPAL SHARE REGISTRARS

Butterfield Corporate Services Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

HONG KONG BRANCH SHARE REGISTRARS

Secretaries Limited
5th Floor
Wing On Centre
111 Connaught Road Central
Hong Kong

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking
Corporation Limited

WEBSITE

http://www.e-kong.com

STOCK CODE

0524

Chairman's Statement

In 2001, amidst exceptionally difficult market conditions, e-Kong Group Limited (the "Company", together with its subsidiaries collectively referred to as the "Group") continued to develop its service businesses with significant growth mainly generated from the ZONE telecom business. However, our investments in technology and Internet-related companies, were particularly affected by the general economic downturn and the continuing negative sentiment towards the technology sector.

Total turnover for the year 2001 was over HK$264 million, a 164% increase over that of the previous year. ZONE businesses in the US, Hong Kong and Singapore accounted for 85% of this year's revenue. The majority of the future revenue growth for the Group is expected to derive from its ZONE business.

The Group reported a net loss of HK$681 million for the year. The operating loss of HK$253 million was predominantly due to costs incurred during the growth and expansion phase of the Group's businesses. This year's loss was mainly attributable to non-recurring losses of HK$427 million which included HK$312 million resulting from a decrease in the valuation of the Group's investments and HK$115 million from write-offs of intangible assets and goodwill. The Group has taken a prudent approach to provision for devaluation of its investments in order to reflect their fair market value.

In 2001, the Company underwent certain changes to its shareholding structure and Board composition. In December 2001, the Company successfully completed a two-for-one rights issue and raised net proceeds of approximately HK$128 million. Following the rights issue, Mr. Kuldeep Saran and Mr. William Bruce Hicks, who are also directors of SUNDAY Communications Limited, increased their stake in the Company to about 4.0% and 4.5% respectively and were subsequently invited to join the Board. Also, after completion of the rights issue, I became a substantial shareholder and the single largest shareholder of the Company.

During 2001, Messrs. Mokhzani Mahathir, Ong Soon Kiat, Peng Chian Chua, Fung Che Kwong, Ngan Chor Man and Johnson Chan resigned from the Board. Messrs. Shane Frederick Weir, Matthew Brian Rosenberg, Chong Ching Lai (who subsequently resigned in January 2002), Kuldeep Saran and William Bruce Hicks were appointed to the Board. I am confident that the new board members will make considerable contributions toward achieving our business and corporate goals and in formulating the strategic direction for the Group.

For 2002, the Group anticipates that ZONE1511 in Hong Kong and Singapore will collectively contribute towards the positive cashflow of the Group. The Group aims to allocate a substantial portion of its available resources toward growing the ZONE business in the US as it believes that this market offers the most potential opportunity for growth.

Finally, on behalf of the board of directors, I wish to thank our business associates, shareholders and customers for their continuous support and also acknowledge our appreciation for the contribution and dedication of the Group's employees.

Richard John Siemens
Chairman

Hong Kong, 3 April 2002

Management Discussion and Analysis

FINANCIAL RESULTS

The Group's turnover recorded for the year was approximately HK$263,896,000, a 164% increase as compared to HK$100,125,000 for last year. 85% of the turnover was contributed by revenue from the ZONE telecommunication business during the year.

The operating loss of HK$252,765,000 was due mainly to the costs incurred during the growth and expansion phase of the Group's businesses. The consolidated net loss attributable to shareholders was HK$681,315,000 (2000: profit of HK$1,302,000). The significant loss recorded was mainly attributable to the non-recurring losses of HK$427,292,000 from write-offs of goodwill and intangible assets as well as unrealised holding losses and provisions for diminution in value of the Group's investments.

FINAL DIVIDEND

The Board has not recommended the payment of any final dividend for the year ended 31 December 2001 (2000: Nil).

LIQUIDITY, FINANCIAL RESOURCES AND FUNDING

The Group has managed to maintain stable liquidity with cash and cash equivalents of approximately HK$118,456,000 (2000: HK$412,988,000). The Group's liabilities under equipment lease financing amounted to HK$16,257,000 (2000: HK$582,000). The Group's overall gearing level was approximately 3% (2000: N/A). In addition, the Group had pledged deposits amounting to HK$7,107,000 (2000: HK$68,680,000). No bank borrowings were recorded during the year under review.

In December 2001, the Company raised net proceeds of approximately HK$128,000,000 through a rights issue of 3,139,294,672 rights shares of HK$0.02 each at a price of HK$0.0425 per rights share (the "Rights Issue"). The net proceeds are being used for general working capital purposes, mainly for financing the ZONE business.

During the year, the Group mainly relied on its internal resources for its funding requirements. With the net proceeds raised from the Rights Issue, sufficient working capital will be provided for its present requirements.

EMPLOYEE REMUNERATION POLICY

At 31 December 2001, the Group employed 226 staff in Hong Kong and overseas, compared to 225 in 2000. The Group's remuneration policies continued to be in line with prevailing market practices and are formulated on the basis of the performance and experience of individual employees.

In addition to salary payment, other fringe benefits including training subsidies, provident fund and medical insurance are also offered to employees. The Company also granted share options to certain directors of the Company and certain employees of the Group to motivate their performance and contribution to the Group.

BUSINESS REVIEW AND OUTLOOK

During this year the Group suffered considerable reductions in the valuation of its investments made in a number of technology and Internet-related companies. These losses were prompted by declines in the worldwide equity markets, negative sentiment towards the technology sector and continuing difficulties encountered by "new economy" businesses. The Group has therefore taken a prudent approach to provision for diminution of its investments and has also either written off or substantially written down most of its non-listed investments. The Group's investments in publicly-listed securities, originally deemed as long-term investments, have been appraised at current market values.

Nevertheless, the Group's flagship IDD and telecom business ZONE continues to experience steady and consistent growth. In the United States, ZONE completed the acquisition of certain assets of The Furst Group, Inc. in February 2001 and commercially launched its nationwide domestic long-distance and international telecommunication services in June 2001 under two brand names, viz. "ZoneLD" targeted at individuals and small businesses and "ZoneCMS" targeted at large corporations and enterprises. During this year, distribution relationships were also established with key on-line marketing partners in the United States. Some of the on-line marketing sites promoting "ZoneLD" services to individuals and small businesses are Yahoo!, Priceline.com and MSN. An in-house sales team and external value-added resellers are used to penetrate the large corporation and enterprise markets. ZONE's US operations accounted for 43% of the Group's total revenue for this year and this is expected to increase further in the coming year.

In Hong Kong, ZONE1511's switch facilities were upgraded in August 2001 to accommodate the increase in International Direct Dial (IDD) traffic and to enable the introduction of new value-added services such as virtual global calling card and call-forwarding services. ZONE1511's website *(www.zone1511.com)* underwent extensive enhancements and incorporated additional self-service and on-line support functions. ZONE1511 has replaced a number of reseller partners with world-class carriers such as KDDi, SingTel, Teleglobe and Equant. ZONE1511 will strive to increase its market share, improve its gross margins and strengthen its business. It intends to accomplish this through further development of more innovative value-added services, expansion of its distribution channels and focusing on forging strategic partnerships.

ZONE1511's Singapore operation continued to grow in a highly competitive environment. ZONE1511 has remained competitive by maintaining lower operating costs while providing customers with choice, quality, reliability and value.

EventClicks, the Group's corporate management subsidiary, operates within the travel- and hospitality-related industries, whereby global air-travel and hotel occupancy suffered drastic declines since the events in the United States on 11 September 2001. A number of corporate clients postponed their business events and incentive trips due to safety concerns, resulting in a drop in booked revenue for the fourth quarter of 2001. However, we expect conference and events bookings to rebound and materialise during the second and third quarter of 2002.

BUSINESS REVIEW AND OUTLOOK *(Cont'd)*

speed***insure***, the Group's on-line insurance services subsidiary, faced tough challenges while introducing its novel direct on-line approach into an agent-centric and tradition-bound market. As a result, speed***insure*** scaled down its business expansion in an effort to reduce operating costs. By sustaining a steady stream of on-line business, speed***insure*** has managed to operate self-sufficiently whilst maintaining good quality service standards for their new and repeat customers.

The Group will continue to capitalise on its distinct advantages, a key factor being the Group's use of technology to provide effective and efficient innovative solutions within each of our chosen businesses. Concurrently, as we grow our businesses, the Group will also enforce internal financial and management diligence to maintain and operate our businesses in a resourceful and cost-effective manner.

Derrick Francis Bulawa
Chief Executive Officer

Hong Kong, 3 April 2002

Directors' Report

The board of directors (the "Board") of the Company is pleased to present its report and the audited financial statements of the Company and the Group for the year ended 31 December 2001.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding and those of its principal subsidiaries are set out in note 11 to the financial statements.

SEGMENTAL INFORMATION

An analysis of the Group's turnover and result by business activities and geographical area of operations for the year ended 31 December 2001 is set out in note 32 to the financial statements.

RESULTS AND DIVIDEND

The results of the Group for the year ended 31 December 2001 are set out in the consolidated income statement on page 20.

The Board has not recommended the payment of any final dividend for the year ended 31 December 2001 (2000: Nil).

GROUP FINANCIAL SUMMARY

A summary of results, assets and liabilities of the Group for the last five financial years is set out on pages 58 and 59.

MAJOR CUSTOMERS AND SUPPLIERS

In the year under review, the aggregate turnover attributable to the five largest customers of the Group accounted for approximately 4% of the Group's total turnover for the year, and sales to the largest customer included therein amounted to approximately 3%.

The aggregate purchases attributable to the five largest suppliers accounted for approximately 35% of the Group's total purchases for the year, and purchases from the largest supplier included therein amounted to approximately 14%.

At no time during the year have the directors, their associates, nor those shareholders which, to the knowledge of the directors, own more than 5% of the Company's share capital, had any interest in the five largest customers and suppliers.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Company and the Group are set out in note 10 to the financial statements.

RESERVES

Details of movements in the reserves of the Company and the Group are set out in note 23 to the financial statements.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive Directors:

Mr. Richard John Siemens *(Chairman)*	
Mr. Kuldeep Saran *(Deputy Chairman)*	(appointed on 18 December 2001)
Mr. Derrick Francis Bulawa	
Mr. Ong Soon Kiat	(resigned on 23 March 2001)
Mr. Lim Shyang Guey	

Non-executive Directors:

Mr. Mokhzani Bin Mahathir	(resigned on 3 May 2001)
Mr. Peng Chian Chua	(resigned on 25 April 2001)
Mr. Chong Ching Lai	(appointed on 8 June 2001 and resigned on 14 January 2002)
Mr. Ngan Chor Man *	(resigned on 25 April 2001)
Mr. Fung Che Kwong, Peter *	(resigned on 21 August 2001)
Mr. Johnson Chan *	(appointed on 23 March 2001 and resigned on 21 August 2001)
Mr. William Bruce Hicks	(appointed on 18 December 2001)
Mr. Shane Frederick Weir *	(appointed on 21 August 2001)
Mr. Matthew Brian Rosenberg *	(appointed on 21 August 2001)

* *Independent Non-executive Directors*

In accordance with the Articles 86 and 87 of the Company's Bye-laws, Messrs. Lim Shyang Guey, Kuldeep Saran, William Bruce Hicks, Shane Frederick Weir and Matthew Brian Rosenberg shall retire by rotation at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

DIRECTORS' INTERESTS IN SECURITIES

At 31 December 2001, the directors had the following interests in the issued share capital and share options of the Company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) as notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Section 28 of the SDI Ordinance or the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") or as recorded in the register maintained pursuant to Section 29 of the SDI Ordinance:

Interests in shares of the Company

	Number of ordinary shares of HK$0.02 each held			
Name of director	**Personal interests**	**Corporate interests**	**Other interests**	**Total interests**
Mr. Richard John Siemens	–	513,529,500 *(notes 1 and 2)*	–	513,529,500
Mr. William Bruce Hicks	23,199,142	186,837,500 *(note 3)*	–	210,036,642
Mr. Kuldeep Saran	3,412,000	183,537,500 *(note 4)*	–	186,949,500
Mr. Shane Frederick Weir	100,000	–	–	100,000

Notes:

1. During the year, 403,529,500 shares were subscribed under a rights issue of 3,139,294,672 rights shares of HK$0.02 each at a price of HK$0.0425 per rights share (the "Rights Issue").

2. 24,000,000 shares are beneficially owned by Siemens Enterprises Limited, a company controlled by Mr. Richard John Siemens. 489,529,500 shares are beneficially owned by Goldstone Trading Limited, a company controlled by Mr. Siemens.

3. 186,837,500 shares are beneficially owned by Great Wall Holdings Limited, a company controlled by Mr. William Bruce Hicks.

4. 183,537,500 shares are beneficially owned by Future (Holdings) Limited, a company controlled by Mr. Kuldeep Saran.

DIRECTORS' INTERESTS IN SECURITIES *(Cont'd)*

Interests in share options of the Company

(a) A summary of movements in share options granted during the year to directors and eligible employees under the Company's employee share option scheme (the "Scheme"), which particulars are further described under the heading of Share Option Schemes below, and their share options remaining outstanding at 31 December 2001 were as follows:

				Number of share options				
Director	Date of grant	Exercisable period	Adjusted exercise price *(note 1)* *HK$*	At 1 January 2001	Granted during the year	Exercised during the year	Lapsed during the year	At 31 December 2001
Mr. Richard John Siemens	24.01.2000	24.01.2000-24.10.2009	0.23	28,700,000	–	–	–	28,700,000
Mr. Derrick Francis Bulawa	25.10.1999	25.10.2000-24.10.2009	0.14	23,961,235	–	–	–	23,961,235
	16.11.1999	16.11.2000-24.10.2009	0.16	4,750,000	–	–	–	4,750,000
	23.12.1999	23.12.2000-24.10.2009	0.20	250,000	–	–	–	250,000
	03.01.2000	03.01.2001-24.10.2009	0.23	25,000	–	–	–	25,000
	25.10.2000	25.10.2001-24.10.2009	0.12	9,532,274	–	–	–	9,532,274
								38,518,509
Mr. Lim Shyang Guey	25.10.1999	25.10.2000-24.10.2009	0.14	4,500,000	–	–	–	4,500,000
	24.01.2000	21.02.2000-24.10.2009	0.23	1,500,000	–	–	–	1,500,000
	25.01.2000	01.03.2000-24.10.2009	0.23	500,000	–	–	–	500,000
	03.03.2000	03.04.2000-24.10.2009	0.76	3,800,000	–	–	–	3,800,000
								10,300,000

DIRECTORS' INTERESTS IN SECURITIES *(Cont'd)*

Interests in share options of the Company *(Cont'd)*

(a) *(Cont'd)*

	Date of grant	Exercisable period	Adjusted exercise price *(note 1)* HK$	Number of share options: At 1 January 2001	*Granted during the year*	*Exercised during the year*	*Lapsed during the year*	At 31 December 2001
Employees								
	25.10.1999	25.10.2000-24.10.2009	0.14	13,650,000	-	-	-	13,650,000
	16.11.1999	16.11.2000-24.10.2009	0.16	1,295,000	-	(8,000) *(note 2)*	(1,212,000)	75,000
	23.12.1999	23.12.2000-24.10.2009	0.20	3,700,000	-	-	-	3,700,000
	03.01.2000	03.01.2001-24.10.2009	0.23	3,000,000	-	-	-	3,000,000
	24.01.2000	21.02.2000-24.10.2009	0.23	6,135,000	-	-	(135,000)	6,000,000
	25.01.2000	01.03.2000-24.10.2009	0.23	2,000,000	-	-	-	2,000,000
	03.03.2000	03.04.2000-24.10.2009	0.76	15,200,000	-	-	-	15,200,000
	03.03.2000	03.03.2001-24.10.2009	0.76	3,650,000	-	-	(500,000)	3,150,000
	28.04.2000	28.04.2001-24.10.2009	0.33	5,975,000	-	-	(1,060,000)	4,915,000
	01.06.2000	01.06.2001-24.10.2009	0.34	250,000	-	-	(250,000)	-
	09.08.2000	09.08.2001-24.10.2009	0.23	1,000,000	-	-	(450,000)	550,000
	25.10.2000	25.10.2001-24.10.2009	0.12	840,000	-	-	(440,000)	400,000
	16.05.2001	16.05.2001-01.04.2003	0.08	-	200,000 *(note 3)*	-	-	200,000
								52,840,000
TOTAL				134,213,509	200,000	(8,000)	(4,047,000) *(note 4)*	130,358,509

DIRECTORS' INTERESTS IN SECURITIES (Cont'd)

Interests in share options of the Company (Cont'd)

(a) *(Cont'd)*

During the year, no share options were granted to or exercised by the directors of the Company under the Scheme.

Notes:

1. The exercise price per share option was adjusted by the multiplier of 0.3320 in January 2002 as a result of the completion of the Rights Issue.

2. The weighted average closing market price per share immediately before the date on which the 8,000 share options were exercised was approximately HK$0.387.

3. The closing market price per share at the date preceding the date on which the 200,000 share options were granted was HK$0.32.

4. The total of 4,047,000 share options lapsed during the year upon cessation of employment of certain employees.

5. The above options granted are not recognised in the accounts until they are exercised. Rule 17.08 of the Listing Rules stipulates that the listed issuer is encouraged to disclose in its annual report and interim report the value of options granted to participants as referred to in (i) to (v) of Rule 17.07 during the financial year. The Directors consider it inappropriate to value the share options as a number of factors critical for the valuation cannot be determined accurately. Any valuation of the share options based on various speculative assumptions would be meaningless and could be misleading to the shareholders. The directors therefore consider the disclosure of only the relevant market price and exercise price, which are readily ascertainable, will be appropriate.

(b) No share options were granted under any of the employee share option schemes of certain subsidiaries of the Company, which particulars are further described under the heading of Share Option Schemes below.

Save as disclosed above, none of the directors, chief executive and/or any of their associates had any interests in the issued share capital of the Company or any of its associated corporations (as defined in the SDI Ordinance) at 31 December 2001 pursuant to the SDI Ordinance and the Model Code.

ARRANGEMENT TO ENABLE DIRECTORS TO ACQUIRE SHARES OR DEBENTURES

Apart from the above, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable any director or any chief executive of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the directors, the chief executive, nor any of their spouses or children under the age of 18 had any right to subscribe for the shares in, or debentures of the Company, or had exercised any such right during the year.

DIRECTORS' SERVICE CONTRACTS

The Company has entered into service contracts with independent non-executive directors who have been appointed for an initial period of one year commencing on 1 January 2002.

None of the directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or its subsidiaries which is not determinable by the Group within one year without payment of compensation other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACT OF SIGNIFICANCE

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

SUBSTANTIAL SHAREHOLDER

At 31 December 2001, according to the register of substantial shareholders maintained under section 16(1) of the SDI Ordinance, the Company was notified that the following shareholder had or was deemed to have an interest of 10% or more of the Company's issued share capital.

Name of shareholder	Number of ordinary shares of HK$0.02 each held	Percentage of total issued share capital
Mr. Richard John Siemens *	513,529,500	10.93%

* *The interest is the same as the corporate interest that Mr. Siemens had as disclosed under the heading of Directors' Interests in Securities above.*

Save as disclosed above, the Company has not been notified of any other interests representing 10% or more of the Company's issued share capital at 31 December 2001.

SHARE CAPITAL

Details of movements in the Company's share capital during the year and the purpose of the shares issued are set out in note 21 to the financial statements.

SHARE OPTION SCHEMES

(a) In accordance with the Scheme which was adopted in a special general meeting held on 25 October 1999, the directors of the Company may, at their discretion, invite eligible employees of the Group, including executive directors of the Company, to take up options to subscribe for shares in the Company under the terms and conditions set out therein for purpose of attracting and retaining high calibre employees and motivating them to higher level of performance in order to enhance long-term shareholder value.

SHARE OPTION SCHEMES *(Cont'd)*

Summary of principal terms of the Scheme are as follows:–

(i) Maximum number of shares available for issue under the Scheme

The maximum number of the shares in respect of which share options may be granted (together with share options exercised and share options then outstanding) at any time under the Scheme will be such number of shares, when aggregated with shares subject to any other scheme, as shall represent 10% of the issued share capital of the Company from time to time (excluding for this purpose any shares which have been duly allotted and issued pursuant to this Scheme). At year ended 2001, 318,418,005 shares were available for issue under the Scheme and it represented 6.78% of the total issued share capital of the Company.

No qualifying participant shall be granted an option which, if exercised in full, would result in such person's maximum entitlement exceeding 25% of the aggregate number of shares for the time being issued and issuable under the Scheme.

(ii) Period and payment on acceptance of share options

Under the Scheme, an offer may be accepted by an employee in respect of shares for which they are offered to such employee when the duplicate letter comprising acceptance of the offer duly signed by the employee together with a remittance in favour of the Company of HK$1.00 by way of consideration for the grant thereof is payable on acceptance of the offer within 28 days from the offer date.

(iii) Basis of determining the exercise price

The subscription price for the Company's shares under the Scheme is determined by the Board and shall not be less than 80% of the average of the closing prices of the Company's shares on the Stock Exchange on the five trading days immediately preceding the date of offer of the options or the nominal value of the Company's shares, whichever is the higher.

(iv) Remaining life of the Scheme

The Board shall be entitled at any time within 10 years between 25 October 1999 and 24 October 2009 to offer the grant of an option to any qualifying participants.

(b) During the year, certain subsidiaries of the Company adopted employee share option schemes ("Subsidiary Schemes"), each in terms and conditions as adopted and approved in a special general meeting of the Company held on 25 April 2001, whereby certain directors and chief executive of the Company, who are also directors of these subsidiaries, are eligible under Subsidiary Schemes to subscribe for shares in the respective subsidiaries under the terms and conditions stipulated therein. No share option has ever been granted in any of the Subsidiary Schemes since adoption.

PARTICULARS OF PRINCIPAL SUBSIDIARIES

Particulars regarding the principal subsidiaries of the Company are set out in note 11 to the financial statements.

LIQUIDITY

The Group has managed to maintain stable liquidity with cash and cash equivalents of approximately HK$118,456,000 (2000: HK$412,988,000).

BANK LOANS AND OVERDRAFTS

The Group has no bank loans or overdrafts at 31 December 2001. There was no interest capitalised by the Group during the year.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

RETIREMENT BENEFITS SCHEMES

Since December 2000, the Group, other than overseas subsidiaries, has operated a Mandatory Provident Fund Scheme ("MPF Scheme") under the rules and regulations of the Mandatory Provident Fund Schemes Ordinance for all qualifying employees. The assets of the MPF Scheme are held separately from those of the Group and are under the control of an independent trustee. Under the MPF Scheme, both the Group and each of the qualifying employees are required to make monthly contributions at 5% of the qualifying employee's basic monthly income, up to a maximum of HK$1,000 each per month. The employees may also choose to make voluntary matching contribution above the said maximum level. The contributions which are made based on percentage of employees' income and charged to the income statement represent contributions payable to the MPF Scheme by the Group, other than overseas subsidiaries, to funds at rates specified in the rules of the MPF Scheme.

The overseas subsidiaries have also operated their pension schemes, or similar arrangement, for their employees in accordance with the statutory limits prescribed by the relevant legal requirements.

PARTICULARS OF DIRECTORS

Biographical details of directors of the Company are set out on pages 17 to 18 under Directors' Profile.

REMUNERATION POLICIES AND EMPLOYEE RELATIONS

At 31 December 2001, the Group employed 226 full-time employees. The Group has maintained good relationships with its employees. None of the Group's employees are represented by a labour union.

CODE OF BEST PRACTICE

In the opinion of the directors, save and except that the independent non-executive directors were not appointed for a specific term during the year but were subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Bye-laws, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange throughout the year ended 31 December 2001.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of the audited financial statements for the year ended 31 December 2001.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-laws or the laws of Bermuda although there are no restrictions against such rights under the laws of Bermuda.

AUDITORS

A resolution will be submitted to the forthcoming annual general meeting of the Company to re-appoint the auditors, Messrs. Moores Rowland, *Chartered Accountants, Certified Public Accountants.*

On behalf of the Board
Richard John Siemens
Chairman

Hong Kong, 3 April 2002

Directors' Profile

Executive Directors

Mr. Richard John Siemens, 57, Chairman, joined the Group in January 2000. Mr. Siemens is a founding member, Co-Chairman and Executive Director of SUNDAY Communications Limited. Mr. Siemens is also the Chairman and a founding member of Distacom Communications Limited. He has been involved in the telecommunications industry for almost 30 years. Born and raised in Canada, Mr. Siemens was trained as a Chartered Accountant and came to Hong Kong in 1979. In 1984, he was involved in the establishment of Hutchison Telephone Company Limited with Hutchison Whampoa and Motorola. Mr. Siemens, as Group Managing Director of Hutchison Telecommunications Limited, was also involved in the establishment of other well-known companies including AsiaSat, STAR TV and Metro Radio and Hutchison's move into the European wireless business with "Orange", as well as Hutchison's European telecom strategy.

Mr. Kuldeep Saran, 50, was appointed as Deputy Chairman and Executive Director of the Company in December 2001. Mr. Saran is also an Executive Director of SUNDAY Communications Limited and Distacom Communications Limited. After obtaining his M.B.A. in 1977, Mr. Saran joined the Tata Group of India. Between 1984 and 1986, Mr. Saran worked at Sony Corporation in India and in 1987 he was appointed Country Head of Motorola in India. In 1992, Mr. Saran was Director of Planning and New Business of Hutchison Telecommunications in Hong Kong. He was involved in the execution of Hutchison Telecommunications' new business in the United Kingdom, Thailand, Malaysia and India. He also was a member of the development team for Hutchison Telecommunications' business in Taiwan and the PRC. Mr. Saran joined Deutsche Bank in 1994 as head of the telecommunications group (Asia Pacific).

Mr. Derrick Francis Bulawa, 38, joined the Group in September 1999 as Chief Executive Officer and was appointed in October 1999 as Executive Director. As CEO of the Company, Mr. Bulawa oversees the development and execution of the Group's unique vision for convergent services. He is also the Group's chief strategist and his responsibilities include paying personal attention to investor relations and the Group's worldwide services businesses. Mr. Bulawa was among the key founders of STAR TV and also served as Chief Operating Officer for the US based UNIFI Communications where he worked extensively in the Asian satellite, data and telecommunications sectors. He has more than 16 years of entrepreneurial and communications experience in the United States and Asia. Mr. Bulawa received his Bachelor of Science degree in Electronic Engineering Technology from the DeVry Institute of Technology in the United States.

Mr. Lim Shyang Guey, 42, was appointed as Executive Director and Vice-President of Corporate Development of the Company in October 1999. Mr. Lim is responsible for executing the Group's corporate strategy and overseeing major shareholder and investor issues. He also plays an active role as Executive Director on the Company's Board of Directors and was one of the core creators of the Group's unique business vision. He has more than 13 years of experience in telecommunications and information technology in various countries including New Zealand, Russia, Malaysia and Singapore. Mr. Lim holds a Bachelor of Engineering degree and a Master of Engineering degree, both from the University of Auckland in New Zealand.

Non-executive Directors

Mr. William Bruce Hicks, 40, was appointed as Non-executive Director of the Company in December 2001. Mr. Hicks is the Group Managing Director of SUNDAY Communications Limited. He has been a partner of Distacom Communications Limited since 1994 and currently serves as an Executive Director and the Distacom group's Chief Technology Officer. Prior to joining Distacom, Mr. Hicks was with Hutchison Telecom, where he was responsible for technical operations in Hong Kong and actively involved in new business development in Asia and Europe. Mr. Hicks, a Canadian, began his career with Motorola Inc. in the United States. He received his B.S.E.E. degree from Michigan Technological University in 1983 and an M.B.A. from the International Management Institute in Geneva, Switzerland in 1987.

Mr. Shane Frederick Weir, 47, was appointed as Independent Non-executive Director of the Company in August 2001. Mr. Weir is a consultant of Weir & Associates, Solicitors & Notaries. Born and educated in Canada, Mr. Weir's practice as solicitor concentrates on corporate commercial tax and securities matters. He has practiced in Hong Kong since 1985 and for several years was employed in Hong Kong as an associate with Phillips & Vineberg, one of the oldest and most respected commercial law firms in North America. Mr. Weir qualified as a solicitor, barrister, and notary public in Canada in 1978 and was admitted as a solicitor in the United Kingdom as well as in Hong Kong in 1992.

Mr. Matthew Brian Rosenberg, 30, was appointed as Independent Non-executive Director of the Company in August 2001. Mr. Rosenberg is currently the Vice-President of International Sales & Operations for Global Scheduling Solutions ("GSS"). He comes to GSS with a diverse background spanning over 8 years in Internet & telecom technology, revenue driven channel management and strategic business planning. His international management experience spans both Asia and Europe, abilities in several languages, and success in developing business models and revenues in both regions of the world. He holds a Bachelor of Arts in Japanese and Spanish from the University of Amherst, Massachusetts.

Auditors' Report

Moores Rowland

To the members
e-Kong Group Limited
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 20 to 57 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2001 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Moores Rowland
Chartered Accountants
Certified Public Accountants

Hong Kong, 3 April 2002

Consolidated Income Statement

For the year ended 31 December 2001

	Note	2001 HK$'000	2000 HK$'000
Turnover	3	**263,896**	100,125
Cost of sales		**(214,038)**	(72,570)
Gross profit		**49,858**	27,555
Other revenue	3	**4,216**	28,861
Other net income	4	**–**	99,908
Distribution costs		**(22,370)**	(6,086)
Business promotion and marketing expenses		**(31,166)**	(43,623)
Operating and administrative expenses		**(176,615)**	(86,180)
Other operating expenses		**(76,688)**	(6,286)
(Loss)/Profit from operations		**(252,765)**	14,149
Finance costs	5	**(1,216)**	(140)
Intangible assets and goodwill written off	5 & 12	**(114,795)**	–
Provision for diminution in value of investment securities		**(72,021)**	(8,904)
Unrealised holding loss on other investments		**(240,476)**	–
Share of results of associates		**(752)**	(1,110)
(Loss)/Profit from ordinary activities before taxation	5	**(682,025)**	3,995
Taxation	7	**–**	(739)
(Loss)/Profit from ordinary activities after taxation		**(682,025)**	3,256
Minority interests		**710**	(1,954)
Net (loss)/profit attributable to shareholders	8 & 23	**(681,315)**	1,302
(Loss)/Earnings per share	9		
Basic		**(35.12) cents**	0.08 cent
Diluted		**N/A**	0.07 cent

Consolidated Statement of Recognised Gains and Losses

e-KONG
Convergence through Services

For the year ended 31 December 2001

	2001	2000
	HK$'000	*HK$'000*
Exchange difference on translation of foreign subsidiaries	**381**	(388)
Exchange reserve released on disposal of subsidiaries	**–**	(1,117)
Goodwill previously eliminated directly against reserves written off to income statement	**69,335**	–
Other capital reserve and goodwill on consolidation released on disposal of subsidiaries	**–**	1,647
Net (loss)/profit for the year attributable to shareholders	**(681,315)**	1,302
Total recognised (losses)/gains	**(611,599)**	1,444
Goodwill on acquisition of subsidiaries eliminated directly against reserves	**–**	(7,134)
	(611,599)	(5,690)

Consolidated Balance Sheet

At 31 December 2001

	Note	2001 HK$'000	2000 HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	10	**215,428**	91,049
Intangible assets	12	–	42,366
Interests in associates	13	**4,838**	12,687
Investment securities	14	**31,434**	302,381
		251,700	448,483
Current assets			
Other investments	15	**47,737**	–
Properties held for sale		–	3,734
Inventories		–	978
Trade and other receivables	16	**54,230**	73,791
Pledged deposits	17	**7,107**	68,680
Cash and cash equivalents	18	**111,349**	344,308
		220,423	491,491
Current liabilities			
Trade and other payables	19	**98,556**	97,657
Current portion of obligations under finance leases	20	**11,372**	582
		109,928	98,239
Net current assets		**110,495**	393,252
Total assets less current liabilities		**362,195**	841,735
Long-term liabilities			
Obligations under finance leases	20	**4,885**	–
Minority interests		–	119
NET ASSETS		**357,310**	841,616
CAPITAL AND RESERVES			
Issued capital	21	**103,665**	40,879
Reserves	23	**253,645**	800,737
		357,310	841,616

Approved and authorised for issue by the Board of Directors on 3 April 2002

Richard John Siemens
Director

Derrick Francis Bulawa
Director

Balance Sheet

At 31 December 2001

	Note	2001 HK$'000	2000 HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	10	**1,115**	1,184
Interests in subsidiaries	11	**515,300**	537,034
Interests in associates	13	**6,806**	9,215
		523,221	547,433
Current assets			
Trade and other receivables	16	**843**	14,350
Pledged deposits	17	**3,007**	68,680
Cash and cash equivalents	18	**90,577**	319,439
		94,427	402,469
Current liabilities			
Trade and other payables	19	**7,337**	7,065
Net current assets		**87,090**	395,404
NET ASSETS		**610,311**	942,837
CAPITAL AND RESERVES			
Issued capital	21	**103,665**	40,879
Reserves	23	**506,646**	901,958
		610,311	942,837

Approved and authorised for issue by the Board of Directors on 3 April 2002

Richard John Siemens
Director

Derrick Francis Bulawa
Director

Consolidated Cash Flow Statement

For the year ended 31 December 2001

	Note	2001 HK$'000	2000 HK$'000
Net cash outflow from operating activities	24	**(191,292)**	(86,613)
Returns on investments and servicing of finance			
Interest received		**4,216**	28,795
Income from unlisted investments		–	66
Interest on obligations under finance leases		**(1,216)**	(140)
Net cash inflow from returns on investments and servicing of finance		**3,000**	28,721
Taxation			
Overseas tax paid		–	(212)
Investing activities			
Purchase of property, plant and equipment		**(134,564)**	(101,597)
Purchase of intangible assets		**(4,313)**	(42,748)
Purchase of investment securities and other investments		**(131,294)**	(206,946)
Proceeds from disposal of property, plant and equipment		**1,181**	1,235
Proceeds from disposal of other investments		**23,200**	–
Net (repayment)/advances from/to associates		**7,195**	(12,463)
Purchase of subsidiaries (net of cash and cash equivalents acquired)	26	**(1,603)**	(3,030)
Disposal of subsidiaries (net of cash and cash equivalents disposed)	27	**15,000**	(5,068)
Net cash outflow from investing activities		**(225,198)**	(370,617)
Net cash outflow before financing activities		**(413,490)**	(428,721)
Financing	28		
Issue of ordinary shares		**127,293**	742,046
Capital contributed by minority shareholders		**591**	–
Repayment of obligations under finance leases		**(8,926)**	(212)
Net cash inflow from financing		**118,958**	741,834
(Decrease)/Increase in cash and cash equivalents		**(294,532)**	313,113
Cash and cash equivalents at 1 January		**412,988**	99,875
Cash and cash equivalents at 31 December		**118,456**	412,988
Analysis of the balances of cash and cash equivalents			
Pledged deposits		**7,107**	68,680
Fixed deposits		**4,000**	317,762
Bank balances and cash		**107,349**	26,546
		118,456	412,988

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability and its ordinary shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. PRINCIPAL ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. A summary of the principal accounting policies adopted by the Group is set out below.

Basis of preparation

The measurement basis used in the preparation of the financial statements is historical cost, as modified for revaluation of certain investments in securities as explained in the accounting policies set out below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December 2001.

The results of subsidiaries acquired or disposed of during the year are accounted for from the effective dates of acquisition or up to the effective dates of disposal respectively.

All significant inter-company transactions and balances within the Group have been eliminated on consolidation.

Goodwill on consolidation

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired.

In respect of subsidiaries acquired before 1 January 2001, the related positive goodwill has been eliminated against reserves and, as permitted by the SSAP 30, has not been restated. Provision for impairment losses has been made against such goodwill in accordance with SSAP 31. For subsidiaries acquired on or after 1 January 2001, the related positive goodwill is amortised to the consolidated income statement on a straight-line basis over its estimated useful life. Positive goodwill is carried as an asset in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses.

In respect of acquisitions of associates, positive goodwill is amortised to the consolidated income statement on a straight-line basis over its estimated useful life. The cost of positive goodwill less any accumulated amortisation and any impairment losses is included in the carrying amount of the interest in associates.

2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

Goodwill on consolidation *(Cont'd)*

Negative goodwill arising on acquisitions of subsidiaries and associates represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. In respect of subsidiaries acquired before 1 January 2001, the related negative goodwill has been credited to capital reserve. For subsidiaries acquired on or after 1 January 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, it is recognised in the consolidated income statement when the future losses and expenses are recognised. Any remaining negative goodwill up to the fair values of the non-monetary assets acquired, is recognised in the consolidated income statement over the weighted average useful life of depreciable non-monetary assets. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated income statement.

On disposal of a subsidiary or an associate during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated income statement or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit or loss on disposal.

Subsidiaries

A subsidiary is an enterprise, in which the Company, directly or indirectly, has the power to govern the financial and operating policies so as to obtain benefits from its activities. In the Company's balance sheet, investments in subsidiaries are stated at cost less provision.

Associates

An associate is an enterprise, in which the Group or the Company has significant influence and which is neither a subsidiary nor a joint venture of the Group or the Company. In the Company's balance sheet, investments in associates are stated at cost less provision, if necessary.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

The gain or loss arising from the retirement or disposal of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the assets and is recognised as an income or expense in the income statement.

2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

Property, plant and equipment *(Cont'd)*

Depreciation is provided to write off the cost of property, plant and equipment over their estimated useful life from the date on which they become fully operational and after taking into account their estimated residual values, using the straight-line method at the following rates per annum:

Leasehold improvement	Over the remaining lease term
Office equipment, furniture and fittings	10% – 33%
Machinery and equipment	10% – 33%

Intangible assets

Intangible assets comprise business assets acquired and goodwill arising on business combination (other than acquisition of a subsidiary or an associate) and are amortised over their estimated useful life. Business assets include mainly business plans, business contracts, copyrights, other intellectual property rights and customers list.

Investments in securities

Investment securities held for an identified long-term purpose are stated at cost and subject to impairment review at each reporting date to reflect any diminution in their value, which is expected to be other than temporary. The amount of provisions is recognised in the income statement in the period in which the decline occurs.

Securities not classified as investment securities are classified as other investments, which are stated at fair value in the balance sheet. The unrealised holding gains and losses for other investments are included in the income statement.

The gain or loss on disposal of investment securities and other investments is the difference between net sales proceeds and the carrying amount of the securities and is accounted for in the period in which the disposal occurs.

Impairment loss

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated, based on the higher of its net selling price and value in use, in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the smallest group of assets that generates cash flows independently (i.e. a cash-generating unit).

2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

Impairment loss *(Cont'd)*

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably.

Income in respect of telecommunications services provided to customers is recognised when the services are rendered.

Income in respect of corporate management services is recognised when the event management services are rendered.

Other income includes internet security solution services income, sale of computer hardware and software and insurance and management consulting income. Internet security solution services income and insurance and management consulting income are recognised in the period when the services are rendered. Sale of computer hardware and software is recognised when goods are delivered and title has passed.

Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Investment income is recognised when the Group's right to receive payment is established.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets at their fair value at the date of acquisition. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

Operating leases

Rentals payable under operating leases are recognised as an expense on the straight-line basis over the lease terms. Lease incentives received are recognised in the income statement as an integal part of the net consideration agreed for the use of the leased asset. Contingent rentals are recognised as expenses in the accounting period in which they are incurred.

Foreign currencies

Transactions in foreign currencies are translated at the approximate rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the approximate rates of exchange ruling at that date. Translation differences are included in the income statement.

On consolidation, the financial statements of overseas subsidiaries denominated in currencies other than Hong Kong dollars, are translated at the approximate rates of exchange ruling at the balance sheet date. All exchange differences arising on consolidation are dealt with in the exchange reserve.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallise in the foreseeable future. A deferred tax asset is not recognised unless its realisation is assured beyond reasonable doubt.

Cash equivalents

For the purpose of consolidated cash flow statement, cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance. For balance sheet classification, cash equivalents represent assets similar in nature to cash which are not restricted as to use.

Related party

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

3. TURNOVER AND REVENUE

Turnover and revenue recognised by category are analysed as follows:

	Group	
	2001	2000
	HK$'000	*HK$'000*
Turnover		
Telecommunication services income	**224,162**	63,740
Corporate management services income	**34,912**	1,284
Sale of animated films	–	23,473
Others	**4,822**	11,628
	263,896	100,125
Other revenue		
Interest income	**4,216**	28,795
Income from unlisted investments	–	66
	4,216	28,861
Revenue	**268,112**	128,986

4. OTHER NET INCOME

	Group	
	2001	2000
	HK$'000	*HK$'000*
Gain on disposal of investment securities	–	76,051
Gain on disposal of discontinued operations	–	23,210
Gain on disposal of subsidiaries	–	311
Others	–	336
	–	99,908

5. (LOSS)/PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

This is stated after charging:

	Group	
	2001	2000
	HK$'000	*HK$'000*
(a) Finance costs		
Finance charges on obligations under finance leases	**1,216**	*140*
(b) Other items		
Amortisation of intangible assets included in other operating expenses	**2,471**	1,163
Auditors' remuneration	**1,182**	1,000
Bad debts written off	**27,237**	42
Provision for doubtful debts	**6,170**	1,100
Cost of inventories and services provided	**214,038**	72,570
Depreciation of property, plant and equipment:		
Owned assets	**29,937**	10,508
Assets held under finance leases	**2,197**	–
Intangible assets and goodwill written off:		
Intangible assets	**44,208**	–
Goodwill	**70,587**	–
Loss on disposal of other investments	**3,807**	–
Loss on disposal of property, plant and equipment	**1,471**	152
Loss on disposal of properties held for sale	**2,111**	–
Operating lease charges on premises	**12,612**	2,685
Staff costs	**122,423**	46,228

6. DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

	2001	2000
	HK$'000	*HK$'000*
Fees	–	–
Salaries, other emoluments and other benefits in kind	**4,211**	3,960
	4,211	3,960

No fees or emoluments were paid to the independent non-executive directors during the year (2000: Nil).

6. DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION *(Cont'd)*

In additions to the above emoluments, certain directors were granted share options under the Company's employee share option scheme. Details of these benefits in kind are disclosed under the paragraph "Directors' Interests in Securities" in the Directors' Report.

In the absence of a ready market for the options granted on the shares of the Company, the directors are unable to arrive at an accurate assessment of the value of the options granted to the respective directors.

The remuneration of directors was within the following bands:

	Number of directors	
HK$	**2001**	2000
Nil	**12**	6
1,500,001 – 2,000,000	**1**	1
2,000,001 – 2,500,000	**1**	1
	14	8

No director waived or agreed to waive any remuneration during the year.

Individuals with highest emoluments

Of the five individuals with the highest emoluments, two (2000: two) were directors whose emoluments are disclosed above. The aggregate of the emoluments in respect of the other three (2000: three) individuals were as follows:

	2001	2000
	HK$'000	*HK$'000*
Salaries and other emoluments	**4,981**	3,370
Severance payment	**325**	–
	5,306	3,370

	Number of individuals	
HK$	**2001**	2000
Nil – 1,000,000	**–**	1
1,000,001 – 1,500,000	**–**	2
1,500,001 – 2,000,000	**3**	–
	3	3

7. TAXATION

Hong Kong Profits Tax has not been provided as the Group incurred a loss for taxation purposes for the year.

Taxation charge of HK$739,000 for the year ended 31 December 2000 represented Peoples' Republic of China income tax calculated at the prevailing rate.

The major components of deferred taxation not (credited)/provided for the year are as follows:

	Group	
	2001	2000
	HK$'000	*HK$'000*
Excess of tax allowances over depreciation	**504**	1,830
Tax losses	**(60,412)**	(17,952)
	(59,908)	(16,122)

8. NET (LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The net (loss)/profit attributable to shareholders includes a loss of the Company amounted to HK$459,819,000 (2000: profit of HK$31,713,000) which has been dealt with in the financial statements of the Company.

9. (LOSS)/EARNINGS PER SHARE

The calculation of basic loss per share for the year ended 31 December 2001 was based on the consolidated loss attributable to shareholders of HK$681,315,000 (2000: profit of HK$1,302,000) and on the weighted average number of 1,940,200,731 (2000: 1,731,573,250) ordinary shares in issue during the year.

The fully diluted loss per share for 2001 is not shown because the potential ordinary shares would decrease the loss per share and would be regarded as anti-dilutive.

The calculation of diluted earnings per share for 2000 was based on the consolidated profit attributable to shareholders of approximately HK$1,302,000 and the diluted weighted average number of of 1,825,717,799 ordinary shares. For the purposes of calculating the diluted weighted average number of shares, the dilutive potential ordinary shares resulting from the outstanding share options and convertible preference shares were deemed to be issued as if all outstanding options and convertible preference shares have been exercised on the date when the options and convertible preference shares were granted.

The comparative amount of the earnings per share and diluted earnings per share have been adjusted for the effect of the rights issue of 3,139,294,672 shares of the Company during the year.

10. PROPERTY, PLANT AND EQUIPMENT

Group	Machinery and equipment HK$'000	Leasehold improvement HK$'000	Office equipment, furniture and fittings HK$'000	Total HK$'000
Cost				
At 1 January 2001	84,397	1,326	15,253	100,976
Additions	148,723	746	9,696	159,165
Disposals	(1,127)	(1,134)	(2,740)	(5,001)
At 31 December 2001	**231,993**	**938**	**22,209**	**255,140**
Accumulated depreciation				
At 1 January 2001	7,092	302	2,533	9,927
Charge for the year	25,386	267	6,481	32,134
Disposals	(844)	(337)	(1,168)	(2,349)
At 31 December 2001	**31,634**	**232**	**7,846**	**39,712**
Net book value				
At 31 December 2001	**200,359**	**706**	**14,363**	**215,428**
At 31 December 2000	77,305	1,024	12,720	91,049

The net book value of the Group's property, plant and equipment includes an amount of HK$22,262,000 (2000: HK$794,000) in respect of assets held under finance leases.

Company	Leasehold improvement HK$'000	Office equipment, furniture and fittings HK$'000	Total HK$'000
Cost			
At 1 January 2001	11	1,625	1,636
Additions	–	534	534
Disposals	–	(130)	(130)
At 31 December 2001	**11**	**2,029**	**2,040**
Accumulated depreciation			
At 1 January 2001	4	448	452
Charge for the year	7	510	517
Disposals	–	(44)	(44)
At 31 December 2001	**11**	**914**	**925**
Net book value			
At 31 December 2001	**–**	**1,115**	**1,115**
At 31 December 2000	7	1,177	1,184

11. INTERESTS IN SUBSIDIARIES

	Company	
	2001	2000
	HK$'000	*HK$'000*
Unlisted shares, at cost	**–**	–
Due from subsidiaries	**816,300**	537,034
Less: Provision	**(301,000)**	–
	515,300	537,034

Details of the principal subsidiaries at the balance sheet date are as follows:

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid up share capital	Percentage of share capital held by the Company		Principal activities
			Directly	*Indirectly*	
ZONE Group Inc.	Cayman Islands	US$100	–	100%	Investment holding
ZONE Global Limited	British Virgin Islands	US$1	–	100%	Investment holding
ZONE Limited	Hong Kong	HK$2	–	100%	Provision of telecommunication services
ZONE Telecom Pte Ltd	Singapore	S$100,000	–	100%	Provision of telecommunication services
ZONE USA, Inc.	United States of America	US$10	–	100%	Investment holding
ZONE Telecom, Inc.	United States of America	US$10	–	100%	Provision of telecommunication services
E-Force Limited	Hong Kong	HK$2	–	100%	Asset holding

11. INTERESTS IN SUBSIDIARIES *(Cont'd)*

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid up share capital	Percentage of share capital held by the Company		Principal activities
			Directly	*Indirectly*	
EventClicks Global Limited	British Virgin Islands	US$1,075,269	–	93%	Investment holding
EventClicks Limited	Hong Kong	HK$500,000	–	93%	Provision of corporate management services
EventClicks Singapore Pte Limited	Singapore	S$2	–	93%	Provision of corporate management services
speedinsure Global Limited	British Virgin Islands	US$10,000	–	70%	Investment holding
speedinsure.com Limited	Hong Kong	HK$10,000	–	70%	Provision of sales and fulfillment solution
speedinsure Singapore Pte Ltd	Singapore	S$2	–	70%	Provision of sales and fulfillment solution
Cyber Insurance Brokers Limited	Hong Kong	HK$5,000,000	–	70%	Insurance brokerage
magictel.com Limited	Hong Kong	HK$1,000	–	100%	Provision of telecommunication services
NETdefence Company Limited	Hong Kong	HK$10,000	–	51%	Provision of internet security solution

11. INTERESTS IN SUBSIDIARIES (Cont'd)

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid up share capital	Percentage of share capital held by the Company		Principal activities
			Directly	*Indirectly*	
China Portal Limited	British Virgin Islands	US$1	100%	–	Investment holding
Crystal Kingdom Limited	British Virgin Islands	US$1	100%	–	Investment holding
e-Kong Services Limited	British Virgin Islands	US$1	–	100%	Investment holding
e-Kong Pillars Holdings Limited	British Virgin Islands	US$1	–	100%	Investment holding
e-Kong Pillars Limited	British Virgin Islands	US$1	–	100%	Investment holding
e-Kong Ventures Limited	British Virgin Islands	US$1	–	100%	Investment holding

The above summary includes those subsidiaries of the Company which, in the opinion of the Company's directors, principally affected the results or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

12. INTANGIBLE ASSETS

	Group	
	2001	2000
	HK$'000	*HK$'000*
At 1 January		
Opening carrying amount	**42,366**	781
Additions	**4,313**	42,748
Amortisation charge	**(2,471)**	(1,163)
Write-off	**(44,208)**	–
Closing carrying amount		
At 31 December	**–**	42,366
At 31 December		
Cost	**–**	43,529
Accumulated amortisation	**–**	(1,163)
Closing carrying amount	**–**	42,366

The write-off of the intangible assets during the year related to business assets and goodwill on business combination in respect of the telecommunication business.

In view of the depressed market for information technology, Internet related businesses and global telecommunication business, the management considered that impairment losses on the intangible assets had occurred and should be recognised during the year.

13. INTERESTS IN ASSOCIATES

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Share of net assets	**(1,911)**	(1,257)	**–**	–
Due from associates	**6,749**	13,944	**6,806**	9,215
	4,838	12,687	**6,806**	9,215

13. INTERESTS IN ASSOCIATES *(Cont'd)*

Details of associates, all of which are unlisted corporate entities, at the balance sheet date are as follow:

Name of associate	Place of incorporation/ operation	Issued and fully paid up share capital	Percentage of share capital held by the Company *Directly*	*Indirectly*	Principal activities
CIB (Holdings) Limited	British Virgin Islands	US$1,000	–	28%	Investment holding
Cyber Insurance Brokers (S) Pte Ltd.	Singapore	S$450,000	–	28%	Insurance brokerage

14. INVESTMENT SECURITIES

	Group 2001 HK$'000	2000 HK$'000
At cost less provision:		
Equity securities, unlisted	**31,434**	133,456
Equity securities, listed outside Hong Kong	**–**	168,925
	31,434	302,381
Market value of listed securities	**–**	169,642

15. OTHER INVESTMENTS

	Group 2001 HK$'000	2000 HK$'000
At fair value:		
Equity securities at market value, listed outside Hong Kong	**16,560**	–
Securities portfolio, unlisted	**31,177**	–
	47,737	–

The securities portfolio is made up of listed securities.

16. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade receivables	**37,943**	36,368	**–**	–
Other receivables				
Deposits, prepayments and other debtors	**16,287**	37,423	**843**	14,350
	54,230	73,791	**843**	14,350

The Group's credit terms on credit sales mainly range from 30 days to 90 days. Included in trade and other receivables are trade debtors (net of provision for bad and doubtful debts) with the following ageing analysis.

	Group	
	2001	2000
	HK$'000	*HK$'000*
Current	**29,048**	23,735
1 to 3 months	**5,922**	10,736
More than 3 months but less than 12 months	**2,973**	1,897
	37,943	36,368

17. PLEDGED DEPOSITS

At the balance sheet date, the Group and the Company had pledged deposits amounting HK$7,107,000 (2000: HK$68,680,000) and HK$3,007,000 (2000: HK$68,680,000) respectively to banks for guarantee.

18. CASH AND CASH EQUIVALENTS

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Bank balances and cash	**107,349**	26,546	**90,577**	6,677
Time deposits	**4,000**	317,762	**–**	312,762
	111,349	344,308	**90,577**	319,439

19. TRADE AND OTHER PAYABLES

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade payables	**42,041**	17,783	**–**	–
Other payables				
Accrued charges and other creditors	**56,515**	78,378	**2,816**	477
Due to subsidiaries	**–**	–	**4,521**	5,092
Due to an associate	**–**	1,496	**–**	1,496
	98,556	97,657	**7,337**	7,065

Included in trade and other payables are trade creditors with the following ageing analysis.

	Group	
	2001	2000
	HK$'000	*HK$'000*
Current	**12,617**	7,244
1 to 3 months	**16,580**	8,525
More than 3 months but less than 12 months	**12,844**	2,014
	42,041	17,783

20. OBLIGATIONS UNDER FINANCE LEASES

The obligations under finance leases are repayable as follows:

	Group			
	Minimum lease payments		**Present value of minimum lease payments**	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**12,555**	617	**11,372**	582
After 1 year but within 2 years	**5,123**	–	**4,885**	–
	17,678	617	**16,257**	582
Future finance charges	**(1,421)**	(35)	**–**	–
Present value of lease obligations	**16,257**	582	**16,257**	582

21. ISSUED CAPITAL

	2001		2000	
Authorised	**Number of shares**	**Amount *HK$'000***	Number of shares	Amount *HK$'000*
Preference shares of HK$1 each				
At 1 January and at 31 December	**288,929,402**	**288,929**	288,929,402	288,929
Ordinary shares of HK$0.02 each				
At 1 January	**3,000,000,000**	**60,000**	1,500,000,000	30,000
Increase of ordinary shares	**3,000,000,000**	**60,000**	1,500,000,000	30,000
At 31 December	**6,000,000,000**	**120,000**	3,000,000,000	60,000
Total		**408,929**		348,929

21. ISSUED CAPITAL *(Cont'd)*

	2001		2000	
Issued and fully paid	**Number of shares**	**Amount** ***HK$'000***	Number of shares	Amount *HK$'000*
Preference shares of HK$1 each				
At 1 January	**9,680,000**	**9,680**	170,970,968	170,971
Converted to ordinary shares	–	–	(161,290,968)	(161,291)
At 31 December	**9,680,000**	**9,680**	9,680,000	9,680
Ordinary shares of HK$0.02 each				
At 1 January	**1,559,959,336**	**31,199**	1,159,449,380	23,189
Issue of ordinary shares	**3,139,294,672**	**62,786**	230,000,000	4,600
Converted from preference shares	–	–	161,290,968	3,226
Exercise of share options	**8,000**	–	9,218,988	184
At 31 December	**4,699,262,008**	**93,985**	1,559,959,336	31,199
Total		**103,665**		40,879

(a) By an ordinary resolution passed at a special general meeting on 23 November 2001, the authorised ordinary share capital of the Company was increased to HK$120,000,000 by the creation of 3,000,000,000 additional ordinary shares of HK$0.02 each.

(b) In April 2001, share options were exercised to subscribe for 8,000 ordinary shares of HK$0.02 each in the Company at a consideration of HK$3,920.

In December 2001, 3,139,294,672 new ordinary shares of HK$0.02 each were issued by way of a rights issue on the basis of two rights shares for every one existing ordinary share, and two rights shares for every one convertible preference share held, at an issue price of HK$0.0425 per share (the "Rights Issue"). The net proceeds of the Rights Issue are used for providing additional working capital of the Group.

All the new ordinary shares issued during the year rank pari passu in all aspects with the existing ordinary shares of the Company.

21. ISSUED CAPITAL *(Cont'd)*

(c) According to the provisions of the Company's Bye-laws and the conditions of the issue of the preference shares, the holders of preference shares are entitled to convert all or any of the preference shares into fully paid ordinary shares on the basis of one ordinary share of HK$0.02 each for every HK$1 in nominal value of preference shares so converted. In each year the preference shares may be converted on any of the following dates:

(i) the date falling on the 30th day after the date on which the audited financial statements of the Company for the last preceding accounting period are despatched to the holders of the preference shares; or

(ii) the date falling on the 30th day after the date on which the interim results of the Company in respect of any current accounting period are announced; or

(iii) such other dates as may be notified in writing by the directors to the holders of the preference shares not less than 30 days before such date.

In addition, as resolved by the directors on 16 December 1998, the preference shares may be converted on every second Wednesday and every last Wednesday of each month, and if such date is not a business day, on the next business day.

The Company may in accordance with the Companies Act of Bermuda and subject to the provisions of the Company's Bye-laws determine to redeem the relevant shares on any conversion date for a sum equal to (i) the nominal capital paid up or credited as paid up thereon; (ii) a fixed premium equal to five percent of the amount of such nominal capital; and (iii) outstanding dividends, out of funds of the Company which would otherwise be available for dividend or distribution to the holders of any class of share or out of the proceeds of a new issue of ordinary share.

22. SHARE OPTIONS

(a) In accordance with the Company's employee share option scheme (the "Scheme") which was adopted in a special general meeting held on 25 October 1999, the directors of the Company may, at their discretion, invite eligible employees, including executive directors of the Company, to take up share options to subscribe for shares in the Company. Any share option granted can be exercised within the period as set out in the terms and conditions for the Scheme. The subscription price for the Company's share under the Scheme is determined by the board of directors and shall not be less than the higher of 80% of the average of the closing market prices of the Company's shares on the Stock Exchange on the five trading days immediately preceding the date of offer of the options or the nominal value of the Company's shares.

22. SHARE OPTIONS *(Cont'd)*

(a) *(Cont'd)*

Details of the share options granted by the Company under the Scheme and the share options outstanding at 31 December 2001 are set out as follows:–

			Number of share options				
Date of grant	Exercisable period	Adjusted exercise price *HK$*	At 1 January 2001	Granted during the year	Exercised during the year	Lapsed during the year	At 31 December 2001
25.10.1999	25.10.2000-24.10.2009	0.14	42,111,235	–	–	–	42,111,235
16.11.1999	16.11.2000-24.10.2009	0.16	6,045,000	–	(8,000)	(1,212,000)	4,825,000
23.12.1999	23.12.2000-24.10.2009	0.20	3,950,000	–	–	–	3,950,000
03.01.2000	03.01.2001-24.10.2009	0.23	3,025,000	–	–	–	3,025,000
24.01.2000	24.01.2000-24.10.2009	0.23	28,700,000	–	–	–	28,700,000
24.01.2000	21.02.2000-24.10.2009	0.23	7,635,000	–	–	(135,000)	7,500,000
25.01.2000	01.03.2000-24.10.2009	0.23	2,500,000	–	–	–	2,500,000
03.03.2000	03.04.2000-24.10.2009	0.76	19,000,000	–	–	–	19,000,000
03.03.2000	03.03.2001-24.10.2009	0.76	3,650,000	–	–	(500,000)	3,150,000
28.04.2000	28.04.2001-24.10.2009	0.33	5,975,000	–	–	(1,060,000)	4,915,000
01.06.2000	01.06.2001-24.10.2009	0.34	250,000	–	–	(250,000)	-
09.08.2000	09.08.2001-24.10.2009	0.23	1,000,000	–	–	(450,000)	550,000
25.10.2000	25.10.2001-24.10.2009	0.12	10,372,274	–	–	(440,000)	9,932,274
16.05.2001	16.05.2001-01.04.2003	0.08	–	200,000	–	–	200,000
TOTAL			134,213,509	200,000	(8,000)	(4,047,000)	130,358,509

The exercise price per share option was adjusted by the multiplier of 0.3320 in January 2002 as a result of completion of the Rights Issue.

(b) During the year, certain subsidiaries of the Company adopted employee share option schemes ("Subsidiary Schemes"), each in terms and conditions as adopted and approved in a special general meeting of the Company held on 25 April 2001, whereby certain directors and chief executive of the Company, who are also directors of these subsidiaries, are eligible under Subsidiary Schemes to subscribe for shares in the respective subsidiaries under the terms and conditions stipulated therein. No share option has ever been granted in any of the Subsidiary Schemes since adoption.

23. RESERVES

	Share premium *HK$'000*	Exchange reserve *HK$'000*	Capital redemption reserve *HK$'000*	Other capital reserve *HK$'000*	Goodwill on consolidation *HK$'000*	Accumulated losses *HK$'000*	Total *HK$'000*
Group							
At 1 January 2000	227,407	1,117	6	(1,087)	(62,761)	(253,582)	(88,900)
Share issue	912,221	–	–	–	–	–	912,221
Share issue expenses	(16,894)	–	–	–	–	–	(16,894)
Release on disposal of subsidiaries	–	(1,117)	–	1,087	560	–	530
Exchange difference on translation of foreign subsidiaries	–	(388)	–	–	–	–	(388)
Goodwill on acquisition of subsidiaries	–	–	–	–	(7,134)	–	(7,134)
Net profit attributable to shareholders	–	–	–	–	–	1,302	1,302
At 31 December 2000	1,122,734	(388)	6	–	(69,335)	(252,280)	800,737
Share issue	70,638	–	–	–	–	–	70,638
Share issue expenses	(6,131)	–	–	–	–	–	(6,131)
Exchange difference on translation of foreign subsidiaries	–	381	–	–	–	–	381
Goodwill on consolidation written off	–	–	–	–	69,335	–	69,335
Net loss attributable to shareholders	–	–	–	–	–	(681,315)	(681,315)
At 31 December 2001	**1,187,241**	**(7)**	**6**	**–**	**–**	**(933,595)**	**253,645**
Company							
At 1 January 2000	227,407	–	6	–	–	(252,495)	(25,082)
Share issue	912,221	–	–	–	–	–	912,221
Share issue expenses	(16,894)	–	–	–	–	–	(16,894)
Net profit attributable to shareholders	–	–	–	–	–	31,713	31,713
At 31 December 2000	1,122,734	–	6	–	–	(220,782)	901,958
Share issue	70,638	–	–	–	–	–	70,638
Share issue expenses	(6,131)	–	–	–	–	–	(6,131)
Net loss attributable to shareholders	–	–	–	–	–	(459,819)	(459,819)
At 31 December 2001	**1,187,241**	**–**	**6**	**–**	**–**	**(680,601)**	**506,646**

There were no reserves available for distribution as at 31 December 2001 (2000: Nil).

24. RECONCILIATION OF (LOSS)/PROFIT BEFORE TAXATION TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	2001	2000
	HK$'000	*HK$'000*
(Loss)/Profit before taxation	**(682,025)**	3,995
Interest income	**(4,216)**	(28,795)
Income from unlisted investments	**–**	(66)
Interest on obligations under finance leases	**1,216**	140
Depreciation	**32,134**	10,508
Loss on disposal of property, plant and equipment	**1,471**	152
Intangible assets and goodwill written off	**114,795**	–
Unrealised holding loss on other investments	**240,476**	–
Provision for diminution in value of investment securities	**72,021**	8,904
Share of results of associates	**752**	1,110
Amortisation of long-term investments	**–**	1,000
Bad debts written off	**27,237**	42
Provision for doubtful debts	**6,170**	1,100
Loss on disposal of other investments	**3,807**	–
Gain on disposal of subsidiaries	**–**	(23,521)
Gain on disposal of investment securities	**–**	(76,051)
Amortisation of intangible assets	**2,471**	1,163
Changes in working capital:		
Properties held for sale	**3,734**	(3,734)
Inventories	**978**	(2,399)
Trade and other receivables	**(13,185)**	(70,275)
Trade and other payables	**491**	90,114
Effect of exchange rate changes	**381**	–
Net cash outflow from operating activities	**(191,292)**	(86,613)

25. MAJOR NON-CASH TRANSACTION

The Group entered into finance lease arrangements in respect of machinery and equipment with a total capital value at the inception of the arrangements of HK$24,601,000 (2000: HK$794,000).

26. PURCHASE OF SUBSIDIARIES

	2001	2000
	HK$'000	*HK$'000*
Net liabilities acquired:		
Property, plant and equipment	**–**	303
Trade and other receivables	**759**	808
Cash and cash equivalents	**397**	2,219
Trade and other payables	**(408)**	(5,203)
	748	(1,873)
Goodwill	**1,252**	7,122
	2,000	5,249
Satisfied by:		
Cash	**2,000**	5,000
Direct costs incurred	**–**	249
	2,000	5,249

Analysis of the net outflow of cash and cash equivalents in respect of the purchase of subsidiaries:

	2001	2000
	HK$'000	*HK$'000*
Cash consideration	**2,000**	5,000
Bank balances and cash acquired	**(397)**	(2,219)
Cash payment for direct costs	**–**	249
Net outflow of cash and cash equivalents in respect of the purchase of subsidiaries	**1,603**	3,030

27. DISPOSAL OF SUBSIDIARIES

	2001	2000
	HK$'000	*HK$'000*
Net assets disposed of:		
Property, plant and equipment	–	10,219
Long-term investments	–	5,757
Inventories	–	2,016
Other investments	**15,000**	–
Trade and other receivables	–	10,733
Cash and cash equivalents	–	5,068
Trade and other payables	–	(12,952)
Taxation	–	(616)
Minority interests	–	(14,276)
Exchange reserve	–	(1,117)
Other capital reserve	–	1,087
Reserve on consolidation	–	560
	15,000	6,479
Gain on disposal of subsidiaries	–	23,521
	15,000	30,000

Analysis of the net inflow/(outflow) of cash and cash equivalents in respect of the disposal of subsidiaries:

	2001	2000
	HK$'000	*HK$'000*
Cash consideration	**15,000**	–
Cash and bank balances disposed	–	(5,068)
Net inflow/(outflow) of cash and cash equivalents in respect of the disposal of subsidiaries	**15,000**	(5,068)

28. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Issued capital and share premium HK$'000	Obligations under finance leases HK$'000	Minority interests HK$'000
At 1 January 2000	250,596	–	12,441
Cash inflow/(outflow) from financing	742,046	(212)	–
Inception of finance leases contracts	–	794	–
Share of profit for the year	–	–	1,954
Disposal of subsidiaries	–	–	(14,276)
Conversion of preference shares	161,291	–	–
At 31 December 2000	1,153,933	582	119
Cash inflow/(outflow) from financing	127,293	(8,926)	591
Inception of finance leases contracts	–	24,601	–
Share of loss for the year	–	–	(710)
At 31 December 2001	**1,281,226**	**16,257**	**–**

29. COMMITMENTS UNDER OPERATING LEASES

At the balance sheet date, total outstanding commitments in respect of land and buildings under non-cancellable operating leases are payable as follows:

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Operating leases which expire:				
Within one year	**10,361**	4,515	**651**	1,284
In the second to fifth years inclusive	**4,144**	1,784	**–**	31
	14,505	6,299	**651**	1,315

30. DEFERRED TAXATION

At the balance sheet date, the major components of the deferred taxation liabilities/(assets) unprovided are as follows:

	Group	
	2001	2000
	HK$'000	*HK$'000*
Excess of tax allowances over depreciation	**2,691**	2,187
Tax losses carried forward	**(88,833)**	(28,421)
	(86,142)	(26,234)

A potential deferred tax asset has not been recognised in the financial statements in respect of tax losses available to set off future profits as it is not certain that the tax losses will be utilised in the foreseeable future.

31. RELATED PARTY TRANSACTION

During the year, the Group paid international telecommunication services fee of HK$6,563,000 (2000: HK$4,471,000) to Mandarin Communications Limited, a subsidiary of SUNDAY Communications Limited ("SUNDAY"). Messrs. Richard John Siemens, Kuldeep Saran and William Bruce Hicks are directors of both the Company and SUNDAY.

32. SEGMENTAL INFORMATION

The analysis of the principal business activities and geographical area of operations of the Group during the year are as follows:

(a) By business segments

Year ended 31 December 2001

	Telecom-munication services *HK$'000*	Corporate management services *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Turnover				
External sales	224,162	34,912	4,822	263,896
Result				
Loss from operations	(163,391)	(22,612)	(16,107)	(202,110)
Intangible assets and goodwill written off	(105,628)	(2,508)	(6,659)	(114,795)
	(269,019)	(25,120)	(22,766)	(316,905)
Finance costs				(1,216)
Other operating income and expenses				(50,655)
Unrealised holding loss on other investments				(240,476)
Provision for diminution in value of investment securities				(72,021)
Share of results of associates				(752)
Loss from ordinary activities				(682,025)
Minority interests				710
Net loss attributable to shareholders				(681,315)

32. SEGMENTAL INFORMATION (Cont'd)

(a) By business segments (Cont'd)

Year ended 31 December 2001

	Telecom-munication services HK$'000	Corporate management services HK$'000	Others HK$'000	Elimination HK$'000	Consolidated HK$'000
Other information					
Capital expenditure	158,635	3,076	1,234		
Depreciation and amortisation	30,725	1,286	2,076		
Significant non-cash expenses (other than depreciation and amortisation)	7,678	–	271		
Assets					
Segment assets	268,899	8,134	9,715	(382)	286,366
Interests in associates					4,838
Unallocated assets					761,790
Intra-segment elimination					(580,871)
					472,123
Liabilities					
Segment liabilities	618,010	34,629	39,858	(581,253)	111,244
Unallocated liabilities					3,569
					114,813

32. SEGMENTAL INFORMATION (Cont'd)

(a) By business segments (Cont'd)

Year ended 31 December 2000

	Telecom-munication services	Corporate management services	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover				
External sales	63,740	1,284	35,101	100,125
Result				
Loss from operations	(76,864)	(9,777)	(2,607)	(89,248)
Finance costs				(140)
Other operating income and expenses				103,397
Provision for diminution in value of investment securities				(8,904)
Share of results of associates				(1,110)
Profit from ordinary activities before taxation				3,995
Taxation				(739)
Profit after ordinary activities after taxation				3,256
Minority interests				(1,954)
Net profit attributable to shareholders				1,302

32. SEGMENTAL INFORMATION *(Cont'd)*

(a) By business segments *(Cont'd)*

Year ended 31 December 2000

	Telecom-munication services HK$'000	Corporate management services HK$'000	Others HK$'000	Elimination HK$'000	Consolidated HK$'000
Other information					
Capital expenditure	134,957	3,276	5,779		
Depreciation and amortisation	8,760	345	2,266		
Significant non-cash expenses (other than depreciation and amortisation)	1,142	–	–		
Assets					
Segment assets	198,575	2,260	17,070	(303)	217,602
Interests in associates					12,687
Unallocated assets					993,148
Intra-segment elimination					(283,463)
					939,974
Liabilities					
Segment liabilities	340,701	7,651	31,253	(283,766)	95,839
Unallocated liabilities					2,519
					98,358

32. SEGMENTAL INFORMATION *(Cont'd)*

(b) By geographical segments

Year ended 31 December 2001

	Asia Pacific *HK$'000*	North America *HK$'000*	Consolidated *HK$'000*
Turnover			
External sales	150,319	113,577	263,896
Result			
Loss from operations	(105,181)	(96,929)	(202,110)
Intangible assets and goodwill written off	(79,102)	(35,693)	(114,795)
	(184,283)	(132,622)	(316,905)
Finance costs			(1,216)
Other operating income and expenses			(50,655)
Unrealised holding loss on other investments			(240,476)
Provision for diminution in value of investment securities			(72,021)
Share of results of associates			(752)
Loss from ordinary activities before taxation			(682,025)
Minority interests			710
Net loss attributable to shareholders			(681,315)
Other information			
Segment assets	313,551	153,734	467,285
Interests in associates			4,838
			472,123
Capital expenditure	92,311	71,167	

32. SEGMENTAL INFORMATION (Cont'd)

(b) By geographical segments (Cont'd)

Year ended 31 December 2000

	Asia Pacific HK$'000	North America HK$'000	Consolidated HK$'000
Turnover			
External sales	67,603	32,522	100,125
Result			
Loss from operations	(78,681)	(10,567)	(89,248)
Finance costs			(140)
Other operating income and expenses			103,397
Provision for diminution in value of investment securities			(8,904)
Share of results of associates			(1,110)
Profit from ordinary activities before taxation			3,995
Taxation			(739)
Profit from ordinary activities after taxation			3,256
Minority interests			(1,954)
Net profit attributable to shareholders			1,302
Other information			
Segment assets	786,027	141,260	927,287
Interests in associates			12,687
			939,974
Capital expenditure	47,886	97,253	

33. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to current year's presentation.

Summary of Results, Assets and Liabilities of the Group

Results of the Group for the five years ended 31 December

	2001	2000	1999	1998	1997
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover					
Continuing operations	**263,896**	76,652	44,210	54,334	48,557
Discontinued operations	**–**	23,473	1,035	–	28,160
	263,896	100,125	45,245	54,334	76,717
(Loss)/Profit from operations	**(681,273)**	5,105	(75,170)	(55,323)	(56,790)
Share of results of associates	**(752)**	(1,110)	–	–	(21,478)
(Loss)/Profit before taxation	**(682,025)**	3,995	(75,170)	(55,323)	(78,268)
Taxation	**–**	(739)	(739)	(1,763)	(1,366)
(Loss)/Profit from ordinary activities after taxation	**(682,025)**	3,256	(75,909)	(57,086)	(79,634)
Minority interests	**710**	(1,954)	(2,499)	(6,469)	(6,154)
Net (loss)/profit attributable to shareholders	**(681,315)**	1,302	(78,408)	(63,555)	(85,788)
(Loss)/Earnings per share					
Basic	**(35.12) cents**	0.08 cent	(9.98) cents	(12.45) cents	(21.15) cents
Diluted	**N/A**	0.07 cent	N/A	N/A	N/A

Summary of Results, Assets and Liabilities of the Group *(Cont'd)*

	Assets and liabilities of the Group at 31 December				
	2001	2000	1999	1998	1997
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets	**251,700**	448,483	16,295	70,179	114,797
Current assets	**220,423**	491,491	115,752	15,406	108,802
Total assets	**472,123**	939,974	132,047	85,585	223,599
Less:					
Non-current liabilities	**4,885**	–	–	–	5,237
Current liabilities	**109,928**	98,239	14,346	9,278	86,625
Total liabilities	**114,813**	98,239	14,346	9,278	91,862
	357,310	841,735	117,701	76,307	131,737
Less:					
Minority interests	**–**	119	12,441	10,739	10,670
Net assets	**357,310**	841,616	105,260	65,568	121,067

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of e-Kong Group Limited (the "Company") will be held at Suite 2101-3, K. Wah Centre, 191 Java Road, North Point, Hong Kong, on Friday, 28 June 2002 at 10:00 a.m. for the following purposes:–

1. To receive and consider the audited financial statements for the year ended 31 December 2001 and the report of directors and of the auditors thereon;

2. To re-elect retiring directors and to fix their remuneration;

3. To re-appoint auditors and to authorise the board of directors to fix their remuneration;

Ordinary Resolutions

4. As special business, to consider and, if thought fit, pass the following resolution, with or without amendments, as an ordinary resolution:–

"**THAT**:–

(a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional ordinary shares of HK$0.02 each in the capital of the Company, or securities convertible into shares, options, warrants, or similar rights to subscribe for any shares and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to an issue of shares as a result of:

(i) a Rights Issue (as hereinafter defined); or

(ii) any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

(iii) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to the employees of the Company and/or any of its subsidiaries or other defined scheme participants of shares or rights to acquire shares of the Company; or

(iv) the exercise of redemption or conversion rights attaching to the non-cumulative convertible redeemable preference shares of HK$1.00 each in the capital of the Company; or

(v) the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to the holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory applicable to the Company)."

5. As special business, to consider and, if thought fit, pass the following resolution, with or without amendments, as an ordinary resolution:-

"**THAT**:-

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase issued ordinary shares of HK$0.02 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognized Stock Exchange"), subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, of any Recognized Stock Exchange, as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be purchased by the Company pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10% of the aggregate nominal amount of share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

6. As special business, to consider and, if thought fit, pass the following resolution, with or without amendments, as an ordinary resolution:–

"THAT conditional upon Resolutions 4 and 5 set out in the notice convening this meeting being passed of which this Resolution forms part (the "Notice"), the aggregate nominal amount of the number of the shares in the capital of the Company which are purchased by the Company under the authority granted pursuant to Resolution 5 set out in the Notice shall be added to the aggregate nominal amount of share capital of the Company that may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to Resolution 4 set out in the Notice, provided that such amount of shares shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution."

Special Resolution

7. As special business, to consider and, if thought fit, pass the following resolution, with or without amendments, as a special resolution:–

"THAT the Bye-laws of the Company be altered in the following manner:–

(a) by adding the following definition in Bye-law 1 immediately after the definition "dollars" and "$":–

"electronic communication"	A communication sent by electronic transmission in any form through any medium.

(b) by deleting Bye-law 2(e) in its entirety and substituting the following in its place:–

"expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form or, to the extent permitted by, and in accordance with the Statutes and other applicable laws, rules and regulations, any visible substitute for writing (including an electronic communication), or partly in one visible form and partly in another visible form."

(c) by adding the following as paragraph (k) in Bye-law 2:–

"References to a document being executed include references to its being executed under hand or under seal or, to the extent permitted by, and in accordance with the Statutes and other applicable laws, rules and regulations, by electronic signature or by any other method. References to a document, to the extent permitted by, and in accordance with the Statutes and other applicable laws, rules and regulations, include references to any information in visible form whether having physical substance or not."

(d) by deleting Bye-law 153 in its entirety and substituting the following in its place:–

"153. (A) Subject to Section 88 of the Act and Bye-law 153(B), the Company will, in accordance with the Statutes and other applicable laws, rules and regulations, deliver or send to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of general meetings of the Company under the provisions of the Statutes or of these presents a copy of the relevant financial documents in respect of the Company or a copy of the summary financial report in place of a copy of the relevant financial documents from which the report is derived not less than twenty-one (21) days before the date of the general meeting of the Company (or such other time as is permitted under the Statutes and other applicable laws, rules and regulations), provided that this Bye-law shall not require a copy of these documents to be sent to more than one of the joint holders of any shares or debentures or to any member of, or any holder of debentures of, the Company who is not entitled to receive notices of general meetings of the Company and of whose address the Company is unaware, but any member or holder of debentures of the Company to whom a copy of these documents has not been sent shall be entitled to receive a copy of these documents free of charge on application to the Company.

(B) Where an entitled person under Bye-law 153(A) has, in accordance with the Statutes and other applicable laws, rules and regulations, agreed to his having access to the relevant financial documents and/or the summary financial report in respect of the Company on the Company's computer network as mentioned in Bye-law 160(v) or, to the extent permitted by, and in accordance with the Statutes and other applicable laws, rules and regulations in any other manner (including by any other form of electronic communication) instead of being sent the documents or report, as the case may be (an "Assenting Person"), the publication or making available by the Company, in accordance with the Statues and other applicable laws, rules and regulations, on the Company's computer network referred to above of the relevant financial documents and/or the summary financial report throughout the period beginning not less than twenty-one (21) days before the date of the general meeting of the Company and ending on such date in accordance with the Statues and other applicable laws, rules and regulations (or such other period or time as is permitted under the Statutes and other applicable laws, rules and regulations) or in such other manner shall be treated as having sent a copy of the relevant financial documents or a copy of the summary financial report to an Assenting Person in satisfaction of the Company's obligations under Bye-law 153(A)."

(e) by deleting Bye-laws 160 to 161 in their entirety and substituting the following as new Bye-laws:–

"160. Any notice or document, whether or not to be given or issued under the Statues, other applicable laws, rules and regulations or these presents from the Company, may be served or delivered by the Company upon any member of, and any holder of debentures of, the Company and to any other person who is entitled to receive notices under the provisions of the Statutes or these presents:

(i) personally;

(ii) by sending it through the post in a prepaid envelope or wrapper addressed to such person at his registered address;

(iii) by advertisement in English in at least one English language newspaper and in Chinese in at least one Chinese language newspaper being in each case a newspaper published daily and circulating generally in Hong Kong and specified or permitted for this purpose by the Statutes and other applicable laws, rules and regulations, and for such period as the Directors shall think fit to the extent permitted by, and in accordance with the Statutes and other applicable laws, rules and regulations;

(iv) by sending or transmitting it as an electronic communication to such person at any telex or facsimile transmission number or electronic number or electronic address or computer network or website supplied by him to the Company for the giving of notice or document from the Company to him to the extent permitted by, and in accordance with, the Statutes and other applicable laws, rules and regulations.

(v) by publishing it on the Company's computer network and giving to such person notice in accordance with the Statutes, other applicable laws, rules and regulations stating that the notice or other document is available there (a "Notice of Availability") to the extent permitted by, and in accordance with, the Statutes and other applicable laws, rules and regulations. The Notice of Availability may be given to such person by any of the means set out in Bye-law 160(i), (ii), (iii), (iv) or (vi); or

(vi) by sending or otherwise making available to such person through such means to the extent permitted by, and in accordance with, the Statutes and their applicable laws, rules and regulations.

161. (A) Any notice or other document:

(i) if served or delivered by post, shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same is posted, and, in proving such service or delivery, it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into the post. A certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board, that the envelope or wrapper containing the notice or other document was so prepaid, addressed and put into the post shall be conclusive evidence thereof;

(ii) if sent or transmitted as an electronic communication in accordance with Bye-law 160(iv) or through such means in accordance with Bye-law 160(vi), shall be deemed to have been served or delivered at the time of the relevant dispatch or transmission. A notice or document published on the Company's computer network in accordance with Bye-law 160(v) shall be deemed to have been served or delivered on the day following that on which a Notice of Availability is sent to the entitled person. In proving such service or delivery, a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the fact and time of such service, delivery, dispatch, transmission or publication shall be conclusive evidence thereof;

(iii) if served or delivered in person, shall be deemed to have been served or delivered at the time of personal service or delivery, and in proving such service or delivery, a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the notice or document was so served or delivered shall be conclusive evidence thereof; and

(iv) if served by advertisement in newspapers in accordance with Bye-law 160(iii), shall be deemed to have been served on the day on which such notice or document is published.

(B) Where a person has in accordance with the Statutes and other applicable laws, rules and regulations consented to receive notices and other documents from the Company in the English language only or the Chinese language only but not both, it shall be sufficient for the Company to serve on or deliver to him any notice or document in such language only in accordance with these presents unless and until there is a notice of revocation or amendment of such consent given or deemed to have been given by such person to the Company in accordance with the Statutes and other applicable laws, rules and regulations which shall have effect in respect of any notice or document to be served on or delivered to such person subsequent to the giving of such notice of revocation or amendment.

162. *All notices or other documents with respect to shares standing in the names of joint holders* shall be served on or delivered to whichever of such persons is named first in the register of members and any notice or document so served or delivered shall be deemed a sufficient service on or delivery to all the holders of such shares."

(f) by renumbering the existing Bye-laws 162 to 168 as Bye-laws 163 to 169.

8. To transact any other business.

By Order of the Board
Wang Poey Foon, Angela
Company Secretary

Hong Kong, 3 April 2002

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote on his/her behalf. A member may appoint a proxy in respect of part only of his/her holding of shares in the Company. A proxy need not be a member of the Company.

2. To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a certified copy of such power of attorney or authority, must be deposited at the Company's branch share registrars in Hong Kong, Secretaries Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be).

3. Completion and delivery of a form of proxy shall not preclude a member from attending and voting in person at the meeting convened, if the member so desires and in such event, the form of proxy shall be deemed to be revoked.

4. An explanatory statement containing further details regarding resolutions 4 to 6 above will be sent to members and other persons who are entitled thereto together with the Company's 2001 Annual Report.

5. Amendments to the Bye-laws are being made to reflect the recent changes to the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. An explanatory statement containing information regarding, inter alia, the amendments to the Bye-laws of the Company will be sent to the members together with the Company's 2001 Annual Report.

6. The Register of Members of the Company will be closed from Tuesday, 25 June 2002 to Friday, 28 June 2002, both days inclusive, during which period no transfer of shares will be effected.

   In order to determine entitlement to attend and vote at the forthcoming annual general meeting, all share transfers accompanied by the relevant share certificates, must be lodged with the Company's branch share registrars in Hong Kong, Secretaries Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration by not later than 4:00 p.m. on Monday, 24 June 2002.

目錄

2 公司資料

3 主席報告

4 管理層討論及分析

7 董事會報告

17 董事簡歷

19 核數師報告

20 綜合收益表

21 綜合經確認盈虧表

22 綜合資產負債表

23 資產負債表

24 綜合現金流量表

25 財務報表附註

58 本集團之業績、資產及負債概要

60 股東週年大會通告

公司資料

董事會

執行董事

Richard John Siemens *(主席)*
Kuldeep Saran *(副主席)*
Derrick Francis Bulawa
林祥貴

非執行董事

William Bruce Hicks
韋雅成
Matthew Brian Rosenberg

審核委員會

韋雅成
Matthew Brian Rosenberg

公司秘書

王培芬

註冊辦事處

Clarendon House
Church Street
Hamilton HM 11
Bermuda

主要辦事處

香港
北角
渣華道191號
嘉華國際中心
2101-3室
電話:(852) 2296 9700
傳真:(852) 2429 7116

律師

王培芬律師事務所
Conyers, Dill & Pearman

核數師

摩斯倫會計師事務所
特許會計師
執業會計師

主要股份過戶登記處

Butterfield Corporate Services Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

股份過戶登記處香港分處

秘書商業服務有限公司
香港
干諾道中111號
永安中心
5樓

主要往來銀行

中國銀行(香港)有限公司
香港上海匯豐銀行有限公司

網站

http://www.e-kong.com

股份代號

0524

主席報告

儘管二零零一年市道異常低迷，e-Kong Group Limited（「本公司」，連同其附屬公司，統稱「本集團」）仍能繼續發展其服務性業務，並主要在ZONE電訊業務方面錄得顯著增長。然而，本集團向科技及互聯網相關業務公司所作之投資受到整體經濟下滑及科技行業之持續負面投資氣氛拖累。

二零零一年度之總營業額超逾264,000,000港元，較去年上升164%。ZONE在美國、香港及新加坡之業務佔本年度收入85%。預期本集團之未來收入增長將主要來自ZONE業務。

本集團於本年度錄得虧損淨額681,000,000港元。由於本集團之業務正處於發展及拓展階段，故出現253,000,000港元之經營虧損。本年度之虧損主要來自非經常性虧損427,000,000港元，其中312,000,000港元乃本集團之投資減值，而另外115,000,000港元則為無形資產及商譽撇賬。本集團已採取審慎態度，為旗下投資減值作出撥備，以反映其公平市值。

於二零零一年，本公司之持股架構及董事會組合曾作出若干變動。於二零零一年十二月，本公司成功完成供股事項，基準為每一股股份獲配兩股供股股份，籌集所得之款項淨額約為128,000,000港元。在進行供股事項後，Kuldeep Saran先生及William Bruce Hicks先生（彼等亦為SUNDAY Communications Limited之董事）在本公司之股權分別增至約4.0%及4.5%，並於其後獲邀加入董事會。此外，在供股事項完成後，本人成為本公司之主要股東及單一最大股東。

於二零零一年度內，Mokhzani Mahathir先生、王順吉先生、方昭泉先生、馮志光先生、顏楚文先生及陳燿陽先生退出董事會，而韋雅成先生、Matthew Brian Rosenberg先生、張清來先生（其後於二零零二年一月退任）、Kuldeep Saran先生及William Bruce Hicks先生則獲委任為董事會成員。本人深信董事會新成員將會在達成本公司業務及企業目標，以及在制定本集團策略性方針方面，作出重大貢獻。

本集團預期ZONE1511之香港及新加坡業務將於二零零二年為本集團帶來理想之現金流量。由於本集團相信美國市場極具發展潛力，故本集團打算劃撥大部份可供動用資源在發展ZONE之美國業務上。

最後，本人謹此代表董事會，衷心感謝各業務夥伴、股東及客戶一直以來之鼎力支持，並對本集團各員工所作之貢獻及忠誠服務致以深切謝意。

主席

Richard John Siemens

香港，二零零二年四月三日

財務業績

本集團於本年度錄得之營業額約為263,896,000港元，較去年之100,125,000港元增加164%。年內，營業額之85%乃來自ZONE電訊業務。

由於本集團之業務正處於發展及拓展階段，故出現252,765,000港元之經營虧損。綜合股東應佔虧損淨額為681,315,000港元（二零零零年：溢利1,302,000港元）。所錄得顯著之虧損乃主要由於商譽及無形資產撇賬，以及本集團投資減值撥備及其他投資未變現虧損產生非經常性虧損合共427,292,000港元所致。

末期股息

董事會並不建議就截至二零零一年十二月三十一日止年度支付任何末期股息（二零零零年：無）。

流動資金、財務資源及資金

本集團能維持穩定之流動資金，現金及現金等價物約118,456,000港元（二零零零年：412,988,000港元）。本集團在設備租賃融資項下之負債為16,257,000港元（二零零零年：582,000港元）。本集團之整體資產負債水平約為3%（二零零零年：不適用）。此外，本集團之已抵押存款為7,107,000港元（二零零零年：68,680,000港元）。回顧年度內，本集團並沒有任何銀行借貸。

於二零零一年十二月，本集團透過以每股供股股份0.0425港元之價格發行 3,139,294,672股每股面值0.02港元之供股股份（「供股事項」），所得款項淨額約128,000,000港元。供股事項所得款項淨額用作一般營運資金用途，主要為ZONE業務提供資金。

年內，本集團主要依賴內部資源提供資金所需。鑑於透過供股事項成功集資，本集團具備充裕之營運資金足以應付目前所需。

僱員薪酬政策

於二零零一年十二月三十一日，本集團在香港及海外聘用226名僱員，而二零零零年之僱員人數則為225人。本集團之薪酬政策一直與現行市場慣例相若，並根據個別僱員之表現及經驗釐定。

除薪酬外，本集團亦為員工提供其他附帶福利，包括培訓津貼、公積金及醫療保險。本集團亦已向本公司若干董事及本集團若干僱員授出購股權，以激勵彼等創造更佳表現及對本集團作出貢獻。

業務回顧及展望

年內，本集團向多間科技及互聯網相關業務公司所作之投資作出大幅減值。此等減值乃因全球股票市場下滑、科技行業之負面投資氣氛及「新經濟」行業持續面對之不景氣所引致。故此，本集團採取謹慎態度，替旗下投資減值作出撥備，並將大部份非上市之投資撇銷或大幅減值。本集團亦已將原先被視為長期投資之公開上市證券投資按現行市價作出估價。

然而，本集團之旗艦業務ZONE國際長途電話及電訊業務，繼續錄得穩定及持續增長。ZONE於二零零一年二月在美國完成收購若干The Furst Group, Inc.資產之交易及於二零零一年六月以「ZoneLD」及「ZoneCMS」之品牌名稱正式推出其全國性國內長途電話及國際電訊服務。「ZoneLD」之服務對象為個人及小型公司，而「ZoneCMS」之服務對象則為大型公司及企業。年內，本集團亦與美國主要網上推銷夥伴建立分銷關係。向個人及小型公司推廣「ZoneLD」服務之網上銷售網站包括Yahoo!、Priceline.com及MSN。本集團亦利用內部銷售隊伍及外部增值轉售商滲透大型公司及企業市場。ZONE在美國之業務佔本集團本年度總營業額43%，預期來年將會進一步上升。

在香港方面，本集團於二零零一年八月提升ZONE1511之接駁服務，以應付日益增長之國際長途電話用量，並引入新的增值服務，例如虛擬環球電話咭及飛線漫遊服務。ZONE1511之網站（*www.zone1511.com*）已大幅提升質量及強化功能，並加入額外自助服務及網上支援功能。ZONE1511亦與多家國際級電訊機構（例如日本凱訊（KDDi）、新加坡電訊（SingTel）、加拿大環電（Teleglobe）及Equant）合作而取代現有多家轉銷商。ZONE1511將致力增加市場佔有率，改善毛利率，以及加強業務發展。透過發展更多創新增值服務、擴大分銷渠道及專注穩健發展策略性夥伴關係，以達致上述目標。

ZONE1511之新加坡業務在萬分激烈之競爭環境下，仍能保持增長。透過維持低經營成本及給予客戶選擇權、品質保證、可靠及物有所值之服務，ZONE1511得以保持競爭力並持續發展。

本集團之企業管理附屬公司EventClicks從事旅遊及酒店相關業務。由於自美國二零零一年九一一事件發生後，全球航空業務及酒店入住率受到嚴重打擊，許多企業客戶基於安全理由擱置其業務活動及旅遊獎勵，引致二零零一年第四季之賬面收益下跌。然而，本集團預期會議及活動之場地出租率將於二零零二年第二及第三季出現反彈。

業務回顧及展望（續）

本集團之網上保險服務附屬公司speed***insure***，在向以代理主導及倚重傳統交易方法之保險市場引入嶄新及直接之網上服務時，面對重重挑戰。故此，speed***insure***重組其業務發展，以減低經營成本。透過維持持續穩定之網上業務，speed***insure***得以在自給自足地運作之同時，亦能為新舊客戶提供優質的服務。

本集團繼續發揮其獨特優勢，透過利用科技向每個精選業務提供有效率及具成本效益之創新解決方案。與此同時，在發展業務時，本集團亦將加強內部財務及管理工作，並以理智及具成本效益之方法維持及經營業務。

行政總裁
Derrick Francis Bulawa

香港，二零零二年四月三日

董事會報告

本公司董事會（「董事會」）欣然提呈本公司及本集團截至二零零一年十二月三十一日止年度之董事會報告及經審核財務報表。

主要業務

本公司之主要業務為投資控股，其主要附屬公司之主要業務載於財務報表附註11。

分類資料

截至二零零一年十二月三十一日止年度，本集團按其業務及營運地區劃分之營業額及業績分析載於財務報表附註32。

業績及股息

本集團截至二零零一年十二月三十一日止年度之業績載於第20頁之綜合收益表內。

董事會不建議就截至二零零一年十二月三十一日止年度派發任何末期股息（二零零零年：無）。

集團財務概要

本集團過去五個財政年度之業績、資產及負債概要載於第58至59頁。

主要客戶及供應商

於回顧年度，本集團五大客戶之總營業額佔本集團本年度總營業額約4%，其中銷售予最大客戶佔約3%。

五大供應商之總採購額佔本集團本年度總採購額約35%，其中最大供應商之採購佔約14%。

年內，各董事、彼等之聯繫人士或就董事所知擁有本公司股本5%以上之股東，概無擁有五大客戶及供應商之任何權益。

物業、機器及設備

本公司及本集團之物業、機器及設備之變動詳情載於財務報表附註10。

儲備

本公司及本集團之儲備變動詳情載於財務報表附註23。

董事

於年內及截至本報告日期止，本公司董事之芳名如下：

執行董事：

Richard John Siemens先生 *(主席)*	
Kuldeep Saran先生 *(副主席)*	(於二零零一年十二月十八日獲委任)
Derrick Francis Bulawa先生	
王順吉先生	(於二零零一年三月二十三日退任)
林祥貴先生	

非執行董事：

Mokhzani Bin Mahathir先生	(於二零零一年五月三日退任)
方昭泉先生	(於二零零一年四月二十五日退任)
張清來先生	(於二零零一年六月八日獲委任及於二零零二年一月十四日退任)
顏楚文先生*	(於二零零一年四月二十五日退任)
馮志光先生*	(於二零零一年八月二十一日退任)
陳燿陽先生*	(於二零零一年三月二十三日獲委任及於二零零一年八月二十一日退任)
William Bruce Hicks先生	(於二零零一年十二月十八日獲委任)
韋雅成先生*	(於二零零一年八月二十一日獲委任)
Matthew Brian Rosenberg先生*	(於二零零一年八月二十一日獲委任)

* *獨立非執行董事*

遵照本公司之公司細則第86章及第87章，林祥貴先生、Kuldeep Saran先生、William Bruce Hicks先生、韋雅成先生及Matthew Brian Rosenberg先生於應屆股東週年大會上須輪值退任，而彼等符合資格膺選連任。

董事之證券權益

於二零零一年十二月三十一日，根據證券（公開權益）條例（「公開權益條例」）第28條或上市公司董事進行證券交易的標準守則（「標準守則」）須知會本公司及香港聯合交易所有限公司（「聯交所」），或根據公開權益條例第29條存置之登記冊所記錄，各董事在本公司及其聯營公司（定義見公開權益條例）之已發行股本及購股權中擁有之權益如下：

於本公司之股份權益

	所持每股面值0.02港元之普通股股份數目			
董事姓名	**個人權益**	**公司權益**	**其他權益**	**權益總數**
Richard John Siemens先生	–	513,529,500 *（附註1及2）*	–	513,529,500
William Bruce Hicks先生	23,199,142	186,837,500 *（附註3）*	–	210,036,642
Kuldeep Saran先生	3,412,000	183,537,500 *（附註4）*	–	186,949,500
韋雅成先生	100,000	–	–	100,000

附註：

1. 年內，根據按每股供股股份0.0425港元之價格發行3,139,294,672股每股面值0.02港元之供股股份之供股事項（「供股事項」），共有403,529,500股股份獲認購。

2. Siemens Enterprises Limited實益擁有24,000,000股股份。該公司由Richard John Siemens先生管控。Goldstone Trading Limited實益擁有489,529,500股股份。該公司由Siemens先生管控。

3. 該186,837,500股股份由William Bruce Hicks先生管控之Great Wall Holdings Limited實益擁有。

4. 該183,537,500股股份由Kuldeep Saran先生管控之Future (Holdings) Limited實益擁有。

董事之證券權益（續）

於本公司購股權之權益

(a) 下文概述年內根據本公司之僱員購股權計劃（其詳情載於下文「購股權計劃」）（「購股權計劃」）向董事及合資格僱員授出之購股權之變動情況及於二零零一年十二月三十一日尚未行使之購股權詳情：

董事	授出日期	行使期	經調整行使價（附註1）港元	購股權數目 二零零一年一月一日	年內授出	年內行使	年內失效	二零零一年十二月三十一日
Richard John Siemens先生	二零零零年一月二十四日	二零零零年一月二十四日至二零零九年十月二十四日	0.23	28,700,000	–	–	–	28,700,000
Derrick Francis Bulawa先生	一九九九年十月二十五日	二零零零年十月二十五日至二零零九年十月二十四日	0.14	23,961,235	–	–	–	23,961,235
	一九九九年十一月十六日	二零零零年十一月十六日至二零零九年十月二十四日	0.16	4,750,000	–	–	–	4,750,000
	一九九九年十二月二十三日	二零零零年十二月二十三日至二零零九年十月二十四日	0.20	250,000	–	–	–	250,000
	二零零零年一月三日	二零零一年一月三日至二零零九年十月二十四日	0.23	25,000	–	–	–	25,000
	二零零零年十月二十五日	二零零一年十月二十五日至二零零九年十月二十四日	0.12	9,532,274	–	–	–	9,532,274
								38,518,509
林祥貴先生	一九九九年十月二十五日	二零零零年十月二十五日至二零零九年十月二十四日	0.14	4,500,000	–	–	–	4,500,000
	二零零零年一月二十四日	二零零零年二月二十一日至二零零九年十月二十四日	0.23	1,500,000	–	–	–	1,500,000
	二零零零年一月二十五日	二零零零年三月一日至二零零九年十月二十四日	0.23	500,000	–	–	–	500,000
	二零零零年三月三日	二零零零年四月三日至二零零九年十月二十四日	0.76	3,800,000	–	–	–	3,800,000
								10,300,000

董事之證券權益（續）

於本公司購股權之權益（續）

(a)　（續）

	授出日期	行使期	經調整行使價（附註1）港元	購股權數目 二零零一年一月一日	年內授出	年內行使	年內失效	二零零一年十二月三十一日
僱員								
	一九九九年十月二十五日	二零零零年十月二十五日至二零零九年十月二十四日	0.14	13,650,000	–	–	–	13,650,000
	一九九九年十一月十六日	二零零零年十一月十六日至二零零九年十月二十四日	0.16	1,295,000	–	(8,000)（附註2）	(1,212,000)	75,000
	一九九九年十二月二十三日	二零零零年十二月二十三日至二零零九年十月二十四日	0.20	3,700,000	–	–	–	3,700,000
	二零零零年一月三日	二零零一年一月三日至二零零九年十月二十四日	0.23	3,000,000	–	–	–	3,000,000
	二零零零年一月二十四日	二零零零年二月二十一日至二零零九年十月二十四日	0.23	6,135,000	–	–	(135,000)	6,000,000
	二零零零年一月二十五日	二零零零年三月一日至二零零九年十月二十四日	0.23	2,000,000	–	–	–	2,000,000
	二零零零年三月三日	二零零零年四月三日至二零零九年十月二十四日	0.76	15,200,000	–	–	–	15,200,000
	二零零零年三月三日	二零零一年三月三日至二零零九年十月二十四日	0.76	3,650,000	–	–	(500,000)	3,150,000
	二零零零年四月二十八日	二零零一年四月二十八日至二零零九年十月二十四日	0.33	5,975,000	–	–	(1,060,000)	4,915,000
	二零零零年六月一日	二零零一年六月一日至二零零九年十月二十四日	0.34	250,000	–	–	(250,000)	–
	二零零零年八月九日	二零零一年八月九日至二零零九年十月二十四日	0.23	1,000,000	–	–	(450,000)	550,000
	二零零零年十月二十五日	二零零一年十月二十五日至二零零九年十月二十四日	0.12	840,000	–	–	(440,000)	400,000
	二零零一年五月十六日	二零零一年五月十六日至二零零三年四月一日	0.08	–	200,000（附註3）	–	–	200,000
								52,840,000
合計				134,213,509	200,000	(8,000)	(4,047,000)（附註4）	130,358,509

董事之證券權益（續）

於本公司購股權之權益（續）

(a) （續）

年內，本公司之董事並無根據購股權計劃獲授或行使任何購股權。

附註：

1. 上述每股購股權之行使價已於供股事項完成後在二零零二年一月以0.3320之倍數作出調整。

2. 在緊接8,000股購股權行使日期前之加權平均收市價每股約為0.387港元。

3. 在200,000股購股權授出前之日之收市價每股為0.32港元。

4. 年內共有4,047,000股購股權因為若干僱員終止聘用而告失效。

5. 上述已授出之購股權在行使前不會在賬目中確認。上市規則第17.08條規定，上市發行人應於其年報及中期報告中披露於有關財政年度內授予參與者（見第17.07(i)至(v)條）之購股權價值。董事認為由於有多項對評估購股權價值而言為重要之因素仍未能準確釐定，故不宜估計購股權之價值。基於多項假設所估計之購股權價值不單沒有意義，且會誤導股東。因此，董事認為僅披露已確定之有關市價及行使價經已足夠。

(b) 並無任何購股權根據本公司若干附屬公司之任何僱員購股權計劃（其詳情載於下文「購股權計劃」）授出。

除上文所披露者外，根據公開權益條例及標準守則，於二零零一年十二月三十一日各董事、主要行政人員及／或彼等之任何聯繫人士概無在本公司或其任何聯營公司（定義見公開權益條例）之已發行股本中擁有任何權益。

董事收購股份或債券之安排

除上文所述者外，本公司或其任何附屬公司概無於年內訂立任何安排，致使本公司任何董事或任何主要行政人員可藉收購本公司或任何其他法人團體之股份或債券而獲益，而各董事或主要行政人員或彼等之配偶或未滿18歲之子女於年內亦無擁有或行使任何可認購本公司股份或債券之權利。

董事之服務合約

本公司已與獨立非執行董事（彼等之委任年期由二零零二年一月一日起計，初定為期一年）訂立服務合約。

擬於應屆股東週年大會上膺選連任之董事概無與本公司或其附屬公司訂立本集團不可於一年內免付賠償（法定補償除外）予以終止之服務合約。

董事之重大合約權益

於年結日或年內任何時間，本公司及各附屬公司概無訂立本公司董事於其中直接或間接擁有重大權益之重大合約。

主要股東

於二零零一年十二月三十一日，根據公開權益條例第16(1)條存置之主要股東登記冊所載，本公司獲悉下列股東擁有或被視為擁有本公司已發行股本10%或以上之權益。

股東名稱	所持每股面值0.02港元之普通股股份之數目	佔全部已發行股本百分比
Richard John Siemens先生*	513,529,500	10.93%

* *有關權益與上文「董事之證券權益」所披露Siemens先生之公司權益相同。*

除上文所披露者外，於二零零一年十二月三十一日，本公司並無獲悉有任何人士持有本公司已發行股本10%或以上之任何其他權益。

股本

本公司於年內之股本變動詳情及發行股份之目的載於財務報表附註21。

購股權計劃

(a) 根據在一九九九年十月二十五日舉行之股東特別大會上採納之購股權計劃，本公司之董事可根據購股權計劃所載之條款及條件酌情邀請本集團之合資格僱員（包括本公司之執行董事）接納可認購本公司股份之購股權，以吸引及挽留表現卓越之僱員及推動彼等作出更佳表現，以提升股東之長遠權益。

購股權計劃（續）

購股權計劃之主要條款概要如下：—

(i) 在購股權計劃下可供發行之股份上限

根據購股權計劃不時授出之購股權（連同已行使及當時尚未行使之購股權）之股份上限，加上可根據任何其他購股權計劃授出之股份，數目不得超逾本公司不時已發行股本10%（就此而言，不包括根據是項購股權計劃已正式配發及發行之任何股份）。於二零零一年年結日，在購股權計劃下可供發行之股份為318,418,005股及其佔本公司全部已發行股本6.78%。

倘授出購股權予合資格參與者會導致其在全面行使購股權時有權獲配發之權益上限超逾在購股權計劃下當時已發行及可予發行之股份總數25%，則不得授出有關購股權。

(ii) 購股權接納後之期限及須予支付之款項

根據購股權計劃，僱員如欲接納向其提呈之股份要約，須於要約日期起計28日內，妥為簽署載有接納要約之函件副本，以及向本公司支付1.00港元作為獲授購股權之代價。

(iii) 行使價之釐定基準

本公司股份在購股權計劃下之認購價乃由董事會釐定，並不得少於本公司股份在緊接購股權要約日期前五個交易日在聯交所之平均收市價之80%或本公司股份之面值（以較高者為準）。

(iv) 購股權計劃之剩餘年期

董事會有權於一九九九年十月二十五日至二零零九年十月二十四日十年內隨時向任何合資格參與者作出購股權要約。

(b) 年內，本公司若干附屬公司各自按二零零一年四月二十五日舉行之本公司股東特別大會上採納及批准之條款及條件，採納僱員購股權計劃（「附屬公司計劃」）。據此，本公司若干董事及主要行政人員（亦為該等附屬公司之董事）根據附屬公司計劃合符資格可根據所載條款及條件認購有關附屬公司之股份。自採納以來，概無根據附屬公司計劃授出任何購股權。

主要附屬公司詳情

本公司主要附屬公司詳情載於財務報表附註11。

流動資金

本集團能繼續維持穩定之流動資金，現金及現金等值項目約為118,456,000港元（二零零零年：412,988,000港元）。

銀行借貸及透支

本集團於二零零一年十二月三十一日並無任何銀行借貸或透支。本集團於年內亦無將利息資本化。

買賣或贖回本公司之上市證券

在本年度內，本公司或各附屬公司概無買賣或贖回本公司之任何上市證券。

退休福利計劃

自二零零零年十二月起，本集團（海外附屬公司除外）根據強制性公積金計劃條例之規則及規例為所有合資格僱員設立強制性公積金計劃（「強積金計劃」）。強積金計劃之資產與本集團之資產分開持有，並由獨立受託人管理。根據強積金計劃，本集團及各合資格僱員須每月作出供款，供款額為有關合資格僱員每月收入之5%，而每月上限為1,000港元。此外，僱員亦可選擇作出超逾上述上限金額之自願性供款。按僱員收入百分比計算並在收益表中入賬，此供款為本集團（海外附屬公司除外）按強積金計劃規則所訂之比率須向基金支付之供款。

海外附屬公司亦已根據有關法定規定所訂明之法定限制為彼等之僱員設立退休金計劃或類似安排。

董事詳情

本公司董事之履歷詳情載於第17至18頁之董事簡歷。

酬金政策及僱員關係

於二零零一年十二月三十一日，本集團聘用226名全職僱員。本集團與僱員之關係良好。本集團之僱員概無任何工會代表。

最佳應用守則

董事會認為，除各獨立非執行董事於年內並無特定任期，惟須按本公司之公司細則於股東週年大會上輪值退任及膺選連任所規限外，本公司於截至二零零一年十二月三十一日止年度一直遵守聯交所證券上市規則附錄14所載之最佳應用守則。

審核委員會

審核委員會已與管理層審閱本集團所採納之會計原則及慣例，並就審核、內部監控及財務匯報事宜（包括審閱截至二零零一年十二月三十一日止年度之經審核財務報表）進行討論。

優先購買權

本公司之公司細則或百慕達法例並無關於優先購買權之規定，而百慕達法例亦無對此權利有所限制。

核數師

有關續聘*特許會計師兼執業會計師*摩斯倫會計師事務所為核數師之決議案將於本公司應屆股東週年大會上提呈。

承董事會命
主席
Richard John Siemens

香港，二零零二年四月三日

董事簡歷

執行董事

Richard John Siemens先生，57歲，主席，於二零零零年一月加入本集團。Siemens先生為SUNDAY Communications Limited創辦成員、聯席主席兼執行董事，亦為Distacom Communications Limited主席兼創辦成員。Siemens先生從事電訊業務達三十年。於加拿大出生及長大，Siemens先生受特許會計師訓練，及於一九七九年來港。於一九八四年，Siemens先生與和記黃埔及摩托羅拉一起參與成立和記電話有限公司。Siemens先生作為和記電訊有限公司之集團董事總經理之同時，亦參與成立包括亞洲衛星、衛星電視及新城電台等其他著名公司，且亦參與和記以Orange品牌經營之歐洲推展流動電訊業務及該公司在歐洲推行電訊服務之策略。

Kuldeep Saran先生，50歲，於二零零一年十二月獲委任為本公司副主席兼執行董事，亦為SUNDAY Communications Limited及Distacom Communications Limited之執行董事。Saran先生於一九七七年取得工商管理碩士學位後，加入印度之Tata集團。於一九八四年至一九八六年年間，Saran先生曾效力印度之Sony Corporation， 並於一九八七年獲委任為摩托羅拉在印度之主管。於一九九二年，Saran先生為香港和記電訊之策劃及新業務部董事，曾參與執行和記電訊於英國、泰國、馬來西亞及印度等地之新業務。Saran先生亦為和記電訊在台灣及中國之業務發展小組之成員。Saran先生於一九九四年加入德意志銀行，出任電訊組亞太地區之主管。

Derrick Francis Bulawa先生，38歲，於一九九九年九月加盟本集團出任行政總裁，並於一九九九年十月獲委任為執行董事。作為本公司之行政總裁，Bulawa先生專責發展及執行集團獨有的行業匯聚式服務。Bulawa先生亦為集團之策劃總監，專責處理集團與投資者之關係及集團之全球服務業務。Bulawa先生為衛星電視的主要創辦成員，曾任以美國為基地之UNIFI Communications之首席營運總監，在亞洲衛星、數據及電訊方面擁有豐富經驗。Bulawa先生在美國及亞洲積逾十六年企業及電訊業務經驗。Bulawa先生持有美國DeVry科技學院電子工程技術理學士學位。

林祥貴先生，42歲，於一九九九年十月獲委任為本公司執行董事兼企業發展副總裁。林先生負責執行集團之公司策略，並處理有關主要股東及投資者之事宜。林先生作為執行董事亦積極參與本公司董事會之工作，亦為本集團獨有業務計劃的創建核心成員之一。林先生在紐西蘭、俄羅斯、馬來西亞及新加坡等多國的電訊及資訊科技業積逾十三年經驗。林先生持有紐西蘭奧克蘭大學頒發之工程學士學位及工程碩士學位。

董事簡歷(續)

非執行董事

William Bruce Hicks先生,40歲,於二零零一年十二月獲委任為本公司之非執行董事。Hicks先生為SUNDAY Communications Limited之集團董事總經理。自一九九四年,Hicks先生為Distacom Communications Limited之合夥人,現任執行董事及Distacom集團之首席技術總裁。在加入Distacom前,Hicks先生曾效力和記電訊,負責香港之技術運作及積極參與發展亞洲及歐洲之新業務。Hicks先生為加拿大人士,在美國之Motorola Inc.開展其事業。彼於一九八三年取得密芝根科技大學之電機工程學士學位及於一九八七年在瑞士日內瓦之國際管理學院取得工商管理碩士學位。

韋雅成先生,47歲,於二零零一年八月獲委任為本公司之獨立非執行董事。韋雅成先生為Weir & Associates, Solicitors & Notaries之顧問。韋雅成先生於加拿大出生及接受教育。韋雅成先生專責處理有關公司商業稅務及證券等事宜之律師工作。彼自一九八五年起在香港執業,並於香港之Phillips & Vineberg律師事務所效力多年。該律師事務所為北美洲歷史最悠久及最受人景仰的律師事務所之一。韋雅成先生於一九七八年在加拿大獲得律師、大律師及公證人之資格,並於一九九二年在英國及香港獲認許為律師。

Matthew Brian Rosenberg先生,30歲,於二零零一年八月獲委任為本公司之獨立非執行董事。Rosenberg先生現為Global Scheduling Solutions(「GSS」)之國際銷售及營運副總裁。在加入GSS之前,Rosenberg先生曾從事多方面的工作,積逾八年豐富經驗,曾涉獵的工作層面包括互聯網及電訊技術、收入來源渠道管理及策略性業務計劃。彼擁有亞洲及歐洲之國際管理經驗,能操多國語言,以及在亞洲及歐洲成功發展業務模式及開發收入來源。彼持有麻省University of Amherst之日文及西班牙文文學士學位。

Moores Rowland

摩斯倫會計師事務所

致**e-Kong Group Limited**
全體股東
(於百慕達註冊成立之有限公司)

本核數師已完成審核刊於第20頁至57頁按照香港公認會計原則編製之財務報表。

董事及核數師之責任

貴公司之董事須編製真實與公平之財務報表。在編製該等財務報表時,董事必須貫徹採用合適之會計政策。

本核數師之責任是根據審核工作之結果,對該等財務報表作出獨立意見,並向各股東報告。

意見之基礎

本核數師是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式審核與財務報表所載數額及披露事項有關之憑證,亦包括評估董事於編製該等財務報表時所作之重大估計和判斷,所釐定之會計政策是否適合 貴公司及 貴集團之具體情況,及有否貫徹運用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時,均以取得一切我們認為必需之資料及解釋為目標,使我們能獲得充分之憑證,就該等財務報表是否存有重要錯誤陳述,作出合理之確定。在作出意見時,我們亦已衡量該等財務報表所載之資料在整體上是否足夠。我們相信,我們之審核工作已為下列意見建立了合理之基礎。

意見

本核數師認為上述之財務報表均真實與公平地反映 貴公司及 貴集團於二零零一年十二月三十一日之財政狀況及 貴集團截至該日止年度之虧損及現金流量,並已按照香港公司條例之披露規定適當地編製。

摩斯倫會計師事務所
特許會計師
執業會計師

香港,二零零二年四月三日

綜合收益表

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
營業額	3	**263,896**	100,125
銷售成本		**(214,038)**	(72,570)
毛利		**49,858**	27,555
其他收入	3	**4,216**	28,861
其他收益淨額	4	**–**	99,908
分銷成本		**(22,370)**	(6,086)
業務宣傳及市場推廣開支		**(31,166)**	(43,623)
經營及行政開支		**(176,615)**	(86,180)
其他經營開支		**(76,688)**	(6,286)
經營(虧損)／溢利		**(252,765)**	14,149
融資成本	5	**(1,216)**	(140)
無形資產及商譽撇銷	5及12	**(114,795)**	–
證券投資減值撥備		**(72,021)**	(8,904)
持有其他投資之未變現虧損		**(240,476)**	–
應佔聯營公司業績		**(752)**	(1,110)
除稅前經常業務(虧損)／溢利	5	**(682,025)**	3,995
稅項	7	**–**	(739)
除稅後經常業務(虧損)／溢利		**(682,025)**	3,256
少數股東權益		**710**	(1,954)
股東應佔(虧損)／溢利淨額	8及23	**(681,315)**	1,302
每股(虧損)／盈利	9		
基本		**(35.12)港仙**	0.08港仙
攤薄		**不適用**	0.07港仙

綜合經確認盈虧表

截至二零零一年十二月三十一日止年度

	二零零一年 千港元	二零零零年 千港元
兌換海外附屬公司之滙兌差額	**381**	(388)
出售附屬公司時解除之滙兌儲備	–	(1,117)
早前直接在儲備對銷之商譽於收益表內撇銷	**69,335**	–
出售附屬公司時解除之其他資本儲備 及綜合賬目之商譽	–	1,647
股東應佔本年度(虧損)／溢利淨額	**(681,315)**	1,302
經確認(虧損)／盈利總額	**(611,599)**	1,444
直接於儲備內對銷收購附屬公司之商譽	–	(7,134)
	(611,599)	(5,690)

綜合資產負債表

於二零零一年十二月三十一日

	附註	二零零一年 千港元	二零零零年 千港元
資產及負債			
非流動資產			
物業、機器及設備	10	**215,428**	91,049
無形資產	12	–	42,366
聯營公司權益	13	**4,838**	12,687
證券投資	14	**31,434**	302,381
		251,700	448,483
流動資產			
其他投資	15	**47,737**	–
待售物業		–	3,734
存貨		–	978
貿易及其他應收款項	16	**54,230**	73,791
已抵押存款	17	**7,107**	68,680
現金及現金等值項目	18	**111,349**	344,308
		220,423	491,491
流動負債			
貿易及其他應付款項	19	**98,556**	97,657
財務租賃承擔之流動部份	20	**11,372**	582
		109,928	98,239
流動資產淨值		**110,495**	393,252
總資產減流動負債		**362,195**	841,735
長期負債			
財務租賃承擔	20	**4,885**	–
少數股東權益		–	119
資產淨值		**357,310**	841,616
資本及儲備			
已發行股本	21	**103,665**	40,879
儲備	23	**253,645**	800,737
		357,310	841,616

經由董事會於二零零二年四月三日批准及授權發佈

董事
Richard John Siemens

董事
Derrick Francis Bulawa

資產負債表
於二零零一年十二月三十一日

	附註	二零零一年 千港元	二零零零年 千港元
資產及負債			
非流動資產			
物業、機器及設備	*10*	**1,115**	1,184
附屬公司權益	*11*	**515,300**	537,034
聯營公司權益	*13*	**6,806**	9,215
		523,221	547,433
流動資產			
貿易及其他應收款項	*16*	**843**	14,350
已抵押存款	*17*	**3,007**	68,680
現金及現金等值項目	*18*	**90,577**	319,439
		94,427	402,469
流動負債			
貿易及其他應付款項	*19*	**7,337**	7,065
流動資產淨值		**87,090**	395,404
資產淨值		**610,311**	942,837
資本及儲備			
已發行股本	*21*	**103,665**	40,879
儲備	*23*	**506,646**	901,958
		610,311	942,837

經由董事會於二零零二年四月三日批准及授權發佈

董事
Richard John Siemens

董事
Derrick Francis Bulawa

綜合現金流量表

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
經營業務之現金流出淨額	24	**(191,292)**	(86,613)
投資回報及融資成本			
已收利息		**4,216**	28,795
非上市投資收入		**–**	66
財務租賃承擔之利息		**(1,216)**	(140)
投資回報及融資成本之現金流入淨額		**3,000**	28,721
稅項			
已繳海外稅項		**–**	(212)
投資業務			
購買物業、機器及設備		**(134,564)**	(101,597)
購買無形資產		**(4,313)**	(42,748)
購買證券投資及其他投資		**(131,294)**	(206,946)
出售物業、機器及設備之所得款項		**1,181**	1,235
出售其他投資所得款項		**23,200**	–
自／向聯營公司(償還)／墊付款項		**7,195**	(12,463)
收購附屬公司(已扣除所收購之現金及現金等值項目)	26	**(1,603)**	(3,030)
出售附屬公司(已扣除所出售之現金及現金等值項目)	27	**15,000**	(5,068)
投資業務之現金流出淨額		**(225,198)**	(370,617)
融資前之現金流出淨額		**(413,490)**	(428,721)
融資	28		
發行普通股		**127,293**	742,046
少數股東提供之資金		**591**	–
償還財務租賃承擔		**(8,926)**	(212)
融資之現金流入淨額		**118,958**	741,834
現金及現金等值項目(減少)／增加		**(294,532)**	313,113
於一月一日之現金及現金等值項目		**412,988**	99,875
於十二月三十一日之現金及現金等值項目		**118,456**	412,988
現金及現金等值項目之結餘分析			
已抵押存款		**7,107**	68,680
定期存款		**4,000**	317,762
銀行結存及現金		**107,349**	26,546
		118,456	412,988

1. 一般資料

本公司為於百慕達註冊成立之獲豁免有限公司，其普通股於香港聯合交易所有限公司(「聯交所」)上市。

2. 主要會計政策

本財務報表乃根據香港會計師公會所頒佈之會計實務準則(「會計實務準則」)及詮釋、香港普遍採納之會計原則及香港公司條例之披露規定而編撰。本集團所採用之主要會計政策概要載於下文。

編撰基準

此等財務報表乃按歷史成本而編撰，並已就若干證券投資之重估作修訂(詳見下文會計政策所載)。

綜合賬目之基準

綜合財務報表包括本公司及其附屬公司截至二零零一年十二月三十一日止之財務報表。

於本年內購入或出售之附屬公司之業績分別由該等公司之實際收購日起或截至實際出售日止入賬處理。

集團內公司間之所有重要交易及結餘已於綜合賬目時對銷。

綜合賬目時產生之商譽

綜合賬目時產生之正商譽乃指收購成本超逾本集團所佔已收購可分辨資產與負債之公平值之差額。

就二零零一年一月一日之前所收購之附屬公司而言，有關正商譽已於儲備中對銷及在會計實務準則第30號許可下，並無予以重列。根據會計實務準則第31號就上述商譽已作出減值虧損撥備。就二零零一年一月一日或之後收購之附屬公司而言，有關正商譽已在綜合收益表中按直線法在其估計可使用年期內攤銷。正商譽在綜合資產負債表中按成本減任何累計攤銷及任何減值虧損入賬為資產。

就收購聯營公司而言，正商譽在綜合收益表中按直線法在其估計可使用年期內攤銷。聯營公司權益之賬面值包括正商譽之成本減任何累計攤銷及任何減值虧損。

2. 主要會計政策（續）

綜合賬目時產生之商譽（續）

收購附屬公司及聯營公司所產生之負商譽指本集團所佔已收購可分辨資產與負債之公平值超逾收購成本之差額。就二零零一年一月一日之前所收購之附屬公司而言，有關負商譽已計入資本儲備。就二零零一年一月一日或之後所收購之附屬公司而言，倘有關負商譽關乎收購計劃中確認之預期未來虧損及開支，並可可靠地計算，則有關負商譽於未來虧損及開支確認時在綜合收益表中確認。任何負商譽餘額（最多達所收購非貨幣資產公平值）在該等可予折舊非貨幣資產之加權平均可使用年期內在綜合收益表中確認。超出所收購非貨幣資產公平值之負商譽即時在綜合收益表中確認。

於年內出售附屬公司或聯營公司時，過去並未於綜合收益表中攤銷或先前列作本集團儲備變動之任何應佔已收購商譽金額將撥入出售損益中計算。

附屬公司

附屬公司為本公司有權直接或間接監管其財務及營運政策，從而在其業務中獲益之公司。於本公司之資產負債表內，附屬公司投資按成本減撥備入賬。

聯營公司

聯營公司並非本集團或本公司之附屬公司或合營企業，乃本集團或本公司對其具有重大影響力之公司。聯營公司投資按成本減撥備（倘適用）在本公司之資產負債表入賬。

物業、機器及設備

物業、機器及設備乃按成本減累計折舊列賬。

資產之成本值包括其購買價及任何將資產達致可作擬定用途之運作情況及地點之任何直接應佔成本。

物業、機器及設備退廢或出售時所得之盈利或虧損乃指有關資產之出售所得款項與其賬面值之差額，並於收益賬內確認為收入或開支。

2. 主要會計政策（續）

物業、機器及設備（續）

物業、機器及設備乃按其自全面運作之日期起計可使用年期，並扣除估計剩餘價值後，按下列折舊年率以直線法撇銷其成本值：

租賃物業裝修	剩餘租期
辦公室設備、傢俬及裝置	10%-33%
機械及設備	10%-33%

無形資產

無形資產包括所收購之業務資產及業務合併時產生之商譽（收購附屬公司或聯營公司除外），並按估計可使用年期攤銷。業務資產主要包括業務計劃、業務合約、版權、其他知識產權及客戶名單。

證券投資

按特定目的持有之長期證券投資乃按成本入賬，並於每個報告日進行減損檢討，以反映任何預期之非短暫性減值。撥備之數額於出現減值時入賬於收益表內。

不屬證券投資類別之證券歸類為其他投資，並按公平值在資產負債表中入賬。持有其他投資之未變現收益或虧損均入賬於收益表內。

出售證券投資及其他投資之損益乃指出售所得款項淨額與證券之賬面值之差額，並於進行出售之期間入賬。

減值虧損

於各個結算日，本集團均會審核其有形及無形資產之賬面值，以釐訂該等資產可有出現減值虧損。倘出現減值跡象，則須按有關資產之淨銷售價或其使用價值（以較高者為準）之基準，估計其可收回金額，以釐定減值虧損幅度。如未能估計某一獨立資產之可收回金額，則本集團按最細資產組合（即產生現金之單元）所產生之獨立現金流量計算。

2. 主要會計政策（續）

減值虧損（續）

倘某項減值虧損其後撤回，則該項資產或產生現金之單元之賬面值將增至重新估計之可收回金額，惟增加後之賬面值不得超逾該項資產或產生現金之單元於過往年度並無減值虧損所釐定之賬面值。減值虧損撤回時將即時確認為收入，惟若有關資產乃按重估值入賬，則有關減值虧損之撤回將視為重估增值。

收入確認

收入乃於本集團可取得經濟利益及得以可靠地計算收入時確認。

電訊服務之收入乃於向客戶提供服務時確認。

企業管理服務之收入乃於提供活動管理服務時確認入賬。

其他收入包括互聯網保安解決方案服務收入、電腦軟硬件之銷售，以及保險及管理顧問收入。互聯網保安解決方案服務收入及保險及管理顧問收入乃於提供服務期間確認。銷售電腦軟硬件乃於貨物付運及所有權轉移時入賬。

利息收入乃以本金結餘及適用之利率，按時間比例基準計算。

投資收入乃於本集團確定有權收取款項後確認。

租賃

凡大部份風險及擁有權之回報均已轉讓予承租人之租約，均列為財務租賃。所有其他租約均列作經營租賃。

根據財務租賃持有之資產於收購日期按公平值確認為資產。出租人之相關負債在資產負債表列作財務租賃承擔。融資成本指租賃承擔總額與所收購資產公平值之差額，並會按有關租約之期限在收益表中扣除，使每個會計期間之餘下承擔有大約一致之支出。

2. 主要會計政策（續）

經營租賃

經營租賃之應付租金乃按直線法於租賃期內確認為支出。已收取之租賃優惠於收益表中確認為有關使用租賃資產之議同代價淨額之一部份。或然租金於產生之會計期間確認為開支。

外幣

外幣交易均按有關交易日期之匯率兌換。以外幣為單位之貨幣資產及負債乃按結算日之概約匯率換算為港元，而匯兌差額計入收益表內。

於綜合賬目時，以港元以外之貨幣結算之海外附屬公司之財務報表乃按結算日之概約匯率換算。於綜合賬目時產生之一切匯兌差額均列入匯兌儲備中。

税項

税項乃根據本年度之業績計算，並就毋須課税或不獲寬減之項目作出調整。在税務上所確認之若干收支項目與其在財務報表上所確認之會計年度不同，因而產生時差。時差帶來之税務影響以負債法計算，僅會在可預見將來會出現負債或資產之情況下在財務報表內確認為遞延税項。除非遞延税項資產能毫無疑問得以變現，否則一概不予確認。

現金等值項目

就綜合現金流量表而言，現金等值項目指短期及流通性高之投資，而該等投資隨時可兑換成可知數額之現金及該等投資於購入時之到期時限不超過三個月，另扣除由借出日起計三個月內須償還之銀行貸款。就資產負債表分類而言，現金等值項目指性質與現金相似而用途不受限制之資產。

關連人士

倘任何一方可直接或間接控制另一方或於另一方作出財務及營運決策時對其行使重大影響力，或倘雙方共同受他人控制或行使重大影響力，則雙方均被視為有關連。

3. 營業額及收入

按種類確認之營業額及收入分析如下:

	本集團	
	二零零一年	二零零零年
	千港元	千港元
營業額		
電訊服務收入	**224,162**	63,740
企業管理服務收入	**34,912**	1,284
動畫銷售收入	–	23,473
其他	**4,822**	11,628
	263,896	100,125
其他收入		
利息收入	**4,216**	28,795
非上市投資收入	–	66
	4,216	28,861
收入	**268,112**	128,986

4. 其他收益淨額

	本集團	
	二零零一年	二零零零年
	千港元	千港元
出售證券投資之收益	–	76,051
出售已終止業務之收益	–	23,210
出售附屬公司之收益	–	311
其他	–	336
	–	99,908

5. 除税前經常業務（虧損）／溢利

已扣除：

	本集團	
	二零零一年 千港元	二零零零年 千港元
(a) 融資成本		
財務租賃承擔之融資費用	**1,216**	140
(b) 其他項目		
包括在其他經營開支內之無形資產攤銷	**2,471**	1,163
核數師酬金	**1,182**	1,000
壞賬撇銷	**27,237**	42
呆賬撥備	**6,170**	1,100
存貨及已提供服務之成本	**214,038**	72,570
物業、機器及設備折舊：		
自置資產	**29,937**	10,508
財務租賃下持有之資產	**2,197**	–
無形資產及商譽撇銷：		
無形資產	**44,208**	–
商譽	**70,587**	–
出售其他投資之虧損	**3,807**	–
出售物業、機器及設備之虧損	**1,471**	152
出售待售物業之虧損	**2,111**	–
物業之經營租賃費用	**12,612**	2,685
員工成本	**122,423**	46,228

6. 董事及高級行政人員酬金

根據香港公司條例第161條披露之董事酬金如下：

	二零零一年 千港元	二零零零年 千港元
袍金	–	–
薪金、其他酬金及其他實物利益	**4,211**	3,960
	4,211	3,960

年內並無向獨立非執行董事支付任何袍金或酬金（二零零零年：無）。

6. 董事及高級行政人員酬金（續）

除上述酬金外，若干董事根據本公司僱員購股權計劃獲配授購股權。該等實物利益之詳情載於董事會報告中「董事之證券權益」一段內。

由於本公司所授出之購股權缺乏現有市場，故董事未能對授予有關董事之購股權價值作出準確評估。

屬於下列薪酬幅度之董事人數如下：

	董事人數	
港元	二零零一年	二零零零年
零	**12**	6
1,500,001－2,000,000	**1**	1
2,000,001－2,500,000	**1**	1
	14	8

年內概無董事放棄或同意放棄任何酬金。

最高薪人員酬金

五位最高薪人員包括兩位（二零零零年：兩位）董事，其酬金詳情已載於上文。其餘三位（二零零零年：三位）人員之酬金總額如下：

	二零零一年 千港元	二零零零年 千港元
薪金及其他酬金	**4,981**	3,370
遣散費	**325**	－
	5,306	3,370

	人員人數	
港元	二零零一年	二零零零年
零－1,000,000	**－**	1
1,000,001－1,500,000	**－**	2
1,500,001－2,000,000	**3**	－
	3	3

7. 稅項

由於本集團在本年度出現稅務虧損，因此財務報表並無就香港利得稅作出撥備。

截至二零零零年十二月三十一日止年度之稅項支出739,000港元為按當時稅率計算之中華人民共和國所得稅。

本年度尚未（抵免）／撥備之遞延稅項之主要部分如下：

	本集團	
	二零零一年	二零零零年
	千港元	*千港元*
免稅額超過折舊	**504**	1,830
稅項虧損	**(60,412)**	(17,952)
	(59,908)	(16,122)

8. 股東應佔（虧損）／溢利淨額

股東應佔（虧損）／溢利淨額包括已計入本公司財務報表之本公司虧損459,819,000港元（二零零零年：溢利31,713,000港元）。

9. 每股（虧損）／盈利

截至二零零一年十二月三十一日止年度之每股基本虧損乃按股東應佔綜合虧損681,315,000港元（二零零零年：溢利1,302,000港元）及年內已發行普通股之加權平均數1,940,200,731股（二零零零年：1,731,573,250股）計算。

由於潛在普通股將減低每股虧損，並被視為具反攤薄影響，因此並無呈列二零零一年之每股全面攤薄虧損。

二零零零年每股攤薄盈利乃按股東應佔綜合溢利約1,302,000港元及經攤薄加權平均股數1,825,717,799股普通股計算。就計算經攤薄加權平均股數而言，尚未行使購股權及可換股優先股所產生之具攤薄影響潛在普通股被視作已發行，猶如所有未行使購股權及可換股優先股已於購股權及可換股優先股授出時行使一樣。

每股盈利及每股攤薄盈利之比較數字已就本公司於年內發行3,139,294,672股供股股份之影響作出調整。

10. 物業、機器及設備

本集團	機械及設備 千港元	租賃物業裝修 千港元	辦公室設備、傢俬及裝置 千港元	總額 千港元
成本				
於二零零一年一月一日	84,397	1,326	15,253	100,976
添置	148,723	746	9,696	159,165
出售	(1,127)	(1,134)	(2,740)	(5,001)
於二零零一年十二月三十一日	**231,993**	**938**	**22,209**	**255,140**
累計折舊				
於二零零一年一月一日	7,092	302	2,533	9,927
本年度折舊	25,386	267	6,481	32,134
出售	(844)	(337)	(1,168)	(2,349)
於二零零一年十二月三十一日	**31,634**	**232**	**7,846**	**39,712**
賬面淨值				
於二零零一年十二月三十一日	**200,359**	**706**	**14,363**	**215,428**
於二零零零年十二月三十一日	77,305	1,024	12,720	91,049

本集團物業、機器及設備之賬面淨值包括根據財務租賃持有之資產22,262,000港元（二零零零年：794,000港元）。

本公司	租賃物業裝修 千港元	辦公室設備、傢俬及裝置 千港元	總額 千港元
成本			
於二零零一年一月一日	11	1,625	1,636
添置	–	534	534
出售	–	(130)	(130)
於二零零一年十二月三十一日	**11**	**2,029**	**2,040**
累計折舊			
於二零零一年一月一日	4	448	452
本年度折舊	7	510	517
出售	–	(44)	(44)
於二零零一年十二月三十一日	**11**	**914**	**925**
賬面淨值			
於二零零一年十二月三十一日	**–**	**1,115**	**1,115**
於二零零零年十二月三十一日	7	1,177	1,184

11. 附屬公司權益

	本公司	
	二零零一年	二零零零年
	千港元	千港元
非上市股份，按成本	–	–
應收附屬公司款項	**816,300**	537,034
減：撥備	**(301,000)**	–
	515,300	537,034

於結算日之主要附屬公司之詳情如下：

附屬公司名稱	註冊成立／經營地點	已發行及繳足股本	本公司所持股本百分比 直接	本公司所持股本百分比 間接	主要業務
ZONE Group Inc.	開曼群島	100美元	–	100%	投資控股
ZONE Global Limited	英屬處女群島	1美元	–	100%	投資控股
ZONE Limited	香港	2港元	–	100%	提供電訊服務
ZONE Telecom Pte Ltd	新加坡	100,000新加坡元	–	100%	提供電訊服務
ZONE USA, Inc.	美國	10美元	–	100%	投資控股
ZONE Telecom, Inc.	美國	10美元	–	100%	提供電訊服務
E-Force Limited	香港	2港元	–	100%	資產持有

11. 附屬公司權益（續）

附屬公司名稱	註冊成立／經營地點	已發行及繳足股本	本公司所持股本百分比 直接	本公司所持股本百分比 間接	主要業務
EventClicks Global Limited	英屬處女群島	1,075,269美元	—	93%	投資控股
EventClicks Limited	香港	500,000港元	—	93%	提供企業管理服務
EventClicks Singapore Pte Limited	新加坡	2新加坡元	—	93%	提供企業管理服務
speedinsure Global Limited	英屬處女群島	10,000美元	—	70%	投資控股
speedinsure.com Limited	香港	10,000港元	—	70%	提供銷售與履行交收服務
speedinsure Singapore Pte Ltd	新加坡	2新加坡元	—	70%	提供銷售與履行交收服務
Cyber Insurance Brokers Limited	香港	5,000,000港元	—	70%	保險經紀業務
magictel.com Limited	香港	1,000港元	—	100%	提供電訊服務
NETdefence Company Limited	香港	10,000港元	—	51%	提供互聯網保安解決方案

11. 附屬公司權益(續)

附屬公司名稱	註冊成立／經營地點	已發行及繳足股本	本公司所持股本百分比 直接	本公司所持股本百分比 間接	主要業務
China Portal Limited	英屬處女群島	1美元	100%	—	投資控股
Crystal Kingdom Limited	英屬處女群島	1美元	100%	—	投資控股
e-Kong Services Limited	英屬處女群島	1美元	—	100%	投資控股
e-Kong Pillars Holdings Limited	英屬處女群島	1美元	—	100%	投資控股
e-Kong Pillars Limited	英屬處女群島	1美元	—	100%	投資控股
e-Kong Ventures Limited	英屬處女群島	1美元	—	100%	投資控股

本公司董事認為，上述概要列出之本公司附屬公司，乃對本集團之業績有重大影響或構成本集團資產淨值之主要部份。董事認為，列出其他附屬公司之詳情會使本附註過於冗長，故未有列載有關資料。

12. 無形資產

	本集團	
	二零零一年	二零零零年
	千港元	千港元
於一月一日		
年初之賬面值	**42,366**	781
增加	**4,313**	42,748
攤銷	**(2,471)**	(1,163)
撇銷	**(44,208)**	–
年終之賬面值		
於十二月三十一日	–	42,366
於十二月三十一日		
成本	–	43,529
累計攤銷	–	(1,163)
年終之賬面值	–	42,366

年內之無形資產撇銷為業務資產及有關電訊業務之業務合併所產生之商譽。

鑑於資訊科技、互聯網相關業務及全球電訊業務市場疲弱不振,管理層認為無形資產出現減值虧損,並須於本年度確認。

13. 聯營公司權益

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
佔資產淨值	**(1,911)**	(1,257)	–	–
應收聯營公司款項	**6,749**	13,944	**6,806**	9,215
	4,838	12,687	**6,806**	9,215

13. 聯營公司權益（續）

於結算日之聯營公司（全部均為非上市公司）之詳情如下：

聯營公司名稱	註冊成立／經營地點	已發行及繳足股本	本公司所持股本之百分比 直接	間接	主要業務
CIB (Holdings) Limited	英屬處女群島	1,000美元	–	28%	投資控股
Cyber Insurance Brokers (S) Pte Ltd.	新加坡	450,000新加坡元	–	28%	保險經紀業務

14. 證券投資

	本集團 二零零一年 千港元	二零零零年 千港元
按成本減撥備：		
股本證券，非上市	**31,434**	133,456
股本證券，香港以外地區上市	–	168,925
	31,434	302,381
上市證券市值	–	169,642

15. 其他投資

	本集團 二零零一年 千港元	二零零零年 千港元
按公平值：		
股本證券（按市值），香港以外地區上市	**16,560**	–
證券組合，非上市	**31,177**	–
	47,737	–

證券組合包括上市證券。

16. 貿易及其他應收款項

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
應收貿易款項	**37,943**	36,368	**–**	–
其他應收款項				
按金、預付款項及其他應收款項	**16,287**	37,423	**843**	14,350
	54,230	73,791	**843**	14,350

本集團信貸銷售之信貸期由30日至90日不等。貿易及其他應收款項包括應收貿易款項（扣除呆壞賬撥備），有關賬齡分析如下：

	本集團	
	二零零一年	二零零零年
	千港元	千港元
即期	**29,048**	23,735
1至3個月	**5,922**	10,736
超過3個月但少於12個月	**2,973**	1,897
	37,943	36,368

17. 已抵押存款

於結算日，本集團及本公司分別抵押7,107,000港元（二零零零年：68,680,000港元）及3,007,000港元（二零零零年：68,680,000港元）予銀行作為擔保。

18. 現金及現金等值項目

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
銀行結存及現金	**107,349**	26,546	**90,577**	6,677
定期存款	**4,000**	317,762	**–**	312,762
	111,349	344,308	**90,577**	319,439

19. 貿易及其他應付款項

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
應付貿易款項	**42,041**	17,783	–	–
其他應付款項				
應計費用及其他應付款項	**56,515**	78,378	**2,816**	477
應付附屬公司	–	–	**4,521**	5,092
應付聯營公司	–	1,496	–	1,496
	98,556	97,657	**7,337**	7,065

貿易及其他應付款項包括應付貿易款項，有關賬齡分析如下：

	本集團	
	二零零一年	二零零零年
	千港元	千港元
即期	**12,617**	7,244
1至3個月	**16,580**	8,525
超過3個月但少於12個月	**12,844**	2,014
	42,041	17,783

20. 財務租賃承擔

須於下列期間償還之財務租賃承擔：

	本集團			
	最低租金付款		最低租金付款之現值	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	千港元	*千港元*	***千港元***	*千港元*
一年內	**12,555**	617	**11,372**	582
1年後但於2年內	**5,123**	–	**4,885**	–
	17,678	617	**16,257**	582
未來融資費用	**(1,421)**	(35)	**–**	–
租賃承擔之現值	**16,257**	582	**16,257**	582

21. 已發行股本

	二零零一年		二零零零年	
	股份數目	**金額**	股份數目	金額
法定股本		***千港元***		*千港元*
每股面值1港元之優先股				
於一月一日及十二月三十一日	**288,929,402**	**288,929**	288,929,402	288,929
每股面值0.02港元之普通股				
於一月一日	**3,000,000,000**	**60,000**	1,500,000,000	30,000
增加普通股	**3,000,000,000**	**60,000**	1,500,000,000	30,000
於十二月三十一日	**6,000,000,000**	**120,000**	3,000,000,000	60,000
合計		**408,929**		348,929

21. 已發行股本（續）

	二零零一年		二零零零年	
	股份數目	金額	股份數目	金額
已發行及繳足股本		千港元		千港元
每股面值1港元之優先股				
於一月一日	**9,680,000**	**9,680**	170,970,968	170,971
兑換成普通股	–	–	(161,290,968)	(161,291)
於十二月三十一日	**9,680,000**	**9,680**	9,680,000	9,680
每股面值0.02港元之普通股				
於一月一日	**1,559,959,336**	**31,199**	1,159,449,380	23,189
發行普通股	**3,139,294,672**	**62,786**	230,000,000	4,600
優先股兑換	–	–	161,290,968	3,226
行使購股權	**8,000**	–	9,218,988	184
於十二月三十一日	**4,699,262,008**	**93,985**	1,559,959,336	31,199
合計		**103,665**		40,879

(a) 於二零零一年十一月二十三日舉行之股東特別大會通過一項普通決議案，藉增設3,000,000,000股每股面值0.02港元之普通股，將本公司之法定普通股股本增加至120,000,000港元。

(b) 於二零零一年四月，行使購股權認購本公司每股面值0.02港元之普通股8,000股，代價為3,920港元。

於二零零一年十二月，本公司透過供股發行3,139,294,672股每股面值0.02港元之新普通股。供股之基準為每持有一股現有普通股可獲配發兩股供股股份及每持有一股可換股優先股可獲配發兩股供股股份，發行價為每股股份0.0425港元（「供股事項」）。供股所得款項淨額將用作本集團之額外營運資金。

年內已發行之所有新普通股在各方面均與本公司之現有普通股享有同等權利。

21. 已發行股本(續)

(c) 根據本公司之公司細則及優先股發行條件之規定,優先股持有人可將全部或任何優先股兑換為繳足股款普通股,基準為每股面值1港元之優先股可兑換一股每股面值0.02港元之普通股。優先股可於每年之下列任何日期兑換:

(i) 本公司向優先股持有人寄發上一個會計期間之經審核財務報表日期起計30天後之日期;或

(ii) 本公司公佈任何現行會計期間之中期業績日期起計30天後之日期;或

(iii) 董事會書面通知優先股持有人之其他日期,惟有關通知須於該日期前30天或之前發出。

此外,董事會於一九九八年十二月十六日議決,優先股可於每月第二個星期三及最後一個星期三兑換,惟倘該日並非營業日,則為下一個營業日。

本公司可根據百慕達公司法及本公司之公司細則之規定,於任何兑換日期,利用本公司原可用作派息或分派予任何類別股份持有人之資金或利用新發行普通股所得款項贖回有關股份,決定贖回數額相等於(i)優先股繳足股本面值或入賬列作繳足股本面值;(ii)相等於上述股本面值百分之五之固定溢價;及(iii)未付股息,三者總和之優先股。

22. 購股權

(a) 根據本公司於一九九九年十月二十五日所舉行之股東特別大會上採納之僱員購股權計劃(「購股權計劃」),本公司之董事可酌情邀請合資格僱員(包括本公司執行董事)接納可認購本公司股份之購股權。所授出之任何購股權均可於購股權計劃條款及條件所訂期間行使。本公司股份在購股權計劃下之認購價乃由董事會釐定,惟不可低於本公司股份在緊接購股權要約日期前五個交易日在聯交所之平均收市價之80%或本公司股份面值(以較高者為準)。

22. 購股權（續）

(a) （續）

於二零零一年十二月三十一日，本公司根據購股權計劃已授出之購股權及尚未行使之購股權詳情如下：－

			購股權數目				
授出日期	行使期	經調整行使價 港元	二零零一年一月一日	年內授出	年內行使	年內失效	二零零一年十二月三十一日
一九九九年十月二十五日	二零零零年十月二十五日至二零零九年十月二十四日	0.14	42,111,235	–	–	–	42,111,235
一九九九年十一月十六日	二零零零年十一月十六日至二零零九年十月二十四日	0.16	6,045,000	–	(8,000)	(1,212,000)	4,825,000
一九九九年十二月二十三日	二零零零年十二月二十三日至二零零九年十月二十四日	0.20	3,950,000	–	–	–	3,950,000
二零零零年一月三日	二零零一年一月三日至二零零九年十月二十四日	0.23	3,025,000	–	–	–	3,025,000
二零零零年一月二十四日	二零零零年一月二十四日至二零零九年十月二十四日	0.23	28,700,000	–	–	–	28,700,000
二零零零年一月二十四日	二零零零年二月二十一日至二零零九年十月二十四日	0.23	7,635,000	–	–	(135,000)	7,500,000
二零零零年一月二十五日	二零零零年三月一日至二零零九年十月二十四日	0.23	2,500,000	–	–	–	2,500,000
二零零零年三月三日	二零零零年四月三日至二零零九年十月二十四日	0.76	19,000,000	–	–	–	19,000,000
二零零零年三月三日	二零零一年三月三日至二零零九年十月二十四日	0.76	3,650,000	–	–	(500,000)	3,150,000
二零零零年四月二十八日	二零零一年四月二十八日至二零零九年十月二十四日	0.33	5,975,000	–	–	(1,060,000)	4,915,000
二零零零年六月一日	二零零一年六月一日至二零零九年十月二十四日	0.34	250,000	–	–	(250,000)	–
二零零零年八月九日	二零零一年八月九日至二零零九年十月二十四日	0.23	1,000,000	–	–	(450,000)	550,000
二零零零年十月二十五日	二零零一年十月二十五日至二零零九年十月二十四日	0.12	10,372,274	–	–	(440,000)	9,932,274
二零零一年五月十六日	二零零一年五月十六日至二零零三年四月一日	0.08	–	200,000	–	–	200,000
合計			134,213,509	200,000	(8,000)	(4,047,000)	130,358,509

上述購股權之行使價已於供股事項完成後在二零零二年一月以0.3320倍數作出調整。

(b) 年內，本公司若干附屬公司各自按二零零一年四月二十五日舉行之本公司股東特別大會上採納及批准之條款及條件，採納僱員購股權計劃（「附屬公司計劃」）。據此，本公司若干董事及主要行政人員（亦為該等附屬公司之董事）根據附屬公司計劃合符資格可根據所載條款及條件認購有關附屬公司之股份。自採納以來，概無根據附屬公司計劃授出任何購股權。

23. 儲備

	股份溢價 千港元	匯兑儲備 千港元	資本贖回儲備 千港元	其他資本儲備 千港元	綜合賬目之商譽 千港元	累計虧損 千港元	總額 千港元
本集團							
於二零零零年一月一日	227,407	1,117	6	(1,087)	(62,761)	(253,582)	(88,900)
發行股份	912,221	–	–	–	–	–	912,221
發行股份之開支	(16,894)	–	–	–	–	–	(16,894)
出售附屬公司解除	–	(1,117)	–	1,087	560	–	530
兑換海外附屬公司時之匯兑差額	–	(388)	–	–	–	–	(388)
收購附屬公司產生之商譽	–	–	–	–	(7,134)	–	(7,134)
股東應佔溢利淨額	–	–	–	–	–	1,302	1,302
於二零零零年十二月三十一日	1,122,734	(388)	6	–	(69,335)	(252,280)	800,737
發行股份	70,638	–	–	–	–	–	70,638
發行股份之開支	(6,131)	–	–	–	–	–	(6,131)
兑換海外附屬公司時之匯兑差額	–	381	–	–	–	–	381
撇銷綜合賬目時產生之商譽	–	–	–	–	69,335	–	69,335
股東應佔虧損淨額	–	–	–	–	–	(681,315)	(681,315)
於二零零一年十二月三十一日	**1,187,241**	**(7)**	**6**	**–**	**–**	**(933,595)**	**253,645**
本公司							
於二零零零年一月一日	227,407	–	6	–	–	(252,495)	(25,082)
發行股份	912,221	–	–	–	–	–	912,221
發行股份之開支	(16,894)	–	–	–	–	–	(16,894)
股東應佔溢利淨額	–	–	–	–	–	31,713	31,713
於二零零零年十二月三十一日	1,122,734	–	6	–	–	(220,782)	901,958
發行股份	70,638	–	–	–	–	–	70,638
發行股份之開支	(6,131)	–	–	–	–	–	(6,131)
股東應佔虧損淨額	–	–	–	–	–	(459,819)	(459,819)
於二零零一年十二月三十一日	**1,187,241**	**–**	**6**	**–**	**–**	**(680,601)**	**506,646**

於二零零一年十二月三十一日，並無任何可供分派之儲備（二零零零年：無）。

24. 除稅前(虧損)/溢利與經營業務之現金流出淨額之調節

	二零零一年 千港元	二零零零年 千港元
除稅前(虧損)/溢利	**(682,025)**	3,995
利息收入	**(4,216)**	(28,795)
非上市投資收入	**–**	(66)
財務租賃承擔之利息	**1,216**	140
折舊	**32,134**	10,508
出售物業、機器及設備之虧損	**1,471**	152
無形資產及商譽撇銷	**114,795**	–
持有其他投資之未變現虧損	**240,476**	–
證券投資減值撥備	**72,021**	8,904
應佔聯營公司業績	**752**	1,110
長期投資攤銷	**–**	1,000
壞賬撇銷	**27,237**	42
呆賬撥備	**6,170**	1,100
出售其他投資之虧損	**3,807**	–
出售附屬公司之收益	**–**	(23,521)
出售證券投資之收益	**–**	(76,051)
攤銷無形資產	**2,471**	1,163
營運資金變動:		
待售物業	**3,734**	(3,734)
存貨	**978**	(2,399)
貿易及其他應收款項	**(13,185)**	(70,275)
貿易及其他應付款項	**491**	90,114
匯率變動之影響	**381**	–
經營業務之現金流出淨額	**(191,292)**	(86,613)

25. 主要非現金交易

本集團就機器及設備訂立財務租賃安排,而於安排生效時之總資本值為24,601,000港元(二零零零年:794,000港元)。

26. 收購附屬公司

	二零零一年 千港元	二零零零年 千港元
所收購之負債淨值：		
物業、機器及設備	–	303
貿易及其他應收款項	**759**	808
現金及現金等值項目	**397**	2,219
貿易及其他應付款項	**(408)**	(5,203)
	748	(1,873)
商譽	**1,252**	7,122
	2,000	5,249
支付方式：		
現金	**2,000**	5,000
所產生之直接成本	–	249
	2,000	5,249

有關收購附屬公司之現金及現金等值項目流出淨額分析如下：

	二零零一年 千港元	二零零零年 千港元
現金代價	**2,000**	5,000
所收購之銀行結存及現金	**(397)**	(2,219)
以現金支付之直接成本	–	249
有關收購附屬公司之現金及現金等值項目流出淨額	**1,603**	3,030

27. 出售附屬公司

	二零零一年 千港元	二零零零年 千港元
所出售之資產淨值:		
物業、機器及設備	–	10,219
長期投資	–	5,757
存貨	–	2,016
其他投資	**15,000**	–
貿易及其他應收款項	–	10,733
現金及現金等值項目	–	5,068
貿易及其他應付款項	–	(12,952)
稅項	–	(616)
少數股東權益	–	(14,276)
匯兑儲備	–	(1,117)
其他資本儲備	–	1,087
綜合賬目之儲備	–	560
	15,000	6,479
出售附屬公司之收益	–	23,521
	15,000	30,000

出售附屬公司之現金及現金等值項目流入/(流出)淨額分析:

	二零零一年 千港元	二零零零年 千港元
現金代價	**15,000**	–
所出售之現金及銀行結存	–	(5,068)
有關出售附屬公司之現金及現金等值項目流入/(流出)淨額	**15,000**	(5,068)

28. 年內融資變動之分析

	已發行股本及股份溢價	財務租賃承擔	少數股東權益
	千港元	千港元	千港元
於二零零零年一月一日	250,596	—	12,441
融資現金流入／（流出）	742,046	(212)	—
財務租賃安排生效	—	794	—
本年度應佔溢利	—	—	1,954
出售附屬公司	—	—	(14,276)
兌換優先股	161,291	—	—
於二零零零年十二月三十一日	1,153,933	582	119
融資現金流入／（流出）	127,293	(8,926)	591
財務租賃安排生效	—	24,601	—
本年度應佔虧損	—	—	(710)
於二零零一年十二月三十一日	**1,281,226**	**16,257**	**—**

29. 經營租賃承擔

於結算日，根據不可撤銷之土地及樓宇經營租賃須支付之未償還承擔如下：

	本集團		本公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	千港元	千港元	**千港元**	千港元
經營租賃屆滿期：				
一年內	**10,361**	4,515	**651**	1,284
第二至第五年（包括首尾兩年在內）	**4,144**	1,784	**—**	31
	14,505	6,299	**651**	1,315

30. 遞延稅項

於結算日，未撥備之遞延稅項負債／（資產）之主要部分如下：

	本集團	
	二零零一年	二零零零年
	千港元	千港元
免稅額超過折舊	**2,691**	2,187
稅項虧損結轉	**(88,833)**	(28,421)
	(86,142)	(26,234)

基於稅項虧損未知會否於可見將來使用，故潛在之遞延稅項資產並未就用以抵銷日後溢利之稅項虧損於財務報表內確認。

31. 關連人士交易

年內，本集團向SUNDAY Communications Limited（「SUNDAY」）之附屬公司Mandarin Communications Limited支付國際電訊服務費用6,563,000港元（二零零零年：4,471,000港元）。Richard John Siemens先生、Kuldeep Saran 先生及William Bruce Hicks先生為本公司及SUNDAY之董事。

32. 分類資料

本年度本集團之業務按主要業務及地區劃分之分析如下：

(a) **按業務劃分**

截至二零零一年十二月三十一日止年度

	電訊服務 千港元	企業管理服務 千港元	其他 千港元	綜合 千港元
營業額				
對外銷售	224,162	34,912	4,822	263,896
業績				
經營虧損	(163,391)	(22,612)	(16,107)	(202,110)
無形資產及商譽撇銷	(105,628)	(2,508)	(6,659)	(114,795)
	(269,019)	(25,120)	(22,766)	(316,905)
融資成本				(1,216)
其他經營收入及開支				(50,655)
持有其他投資之未變現虧損				(240,476)
證券投資減值撥備				(72,021)
應佔聯營公司業績				(752)
經常業務虧損				(682,025)
少數股東權益				710
股東應佔虧損淨額				(681,315)

32. 分類資料（續）

(a) 按業務劃分（續）

截至二零零一年十二月三十一日止年度

	電訊服務 千港元	企業管理服務 千港元	其他 千港元	對銷 千港元	綜合 千港元
其他資料					
資本開支	158,635	3,076	1,234		
折舊及攤銷	30,725	1,286	2,076		
主要非現金開支（折舊及攤銷除外）	7,678	–	271		
資產					
分類資產	268,899	8,134	9,715	(382)	286,366
聯營公司權益					4,838
未予分配資產					761,790
內部分類對銷					(580,871)
					472,123
負債					
分類負債	618,010	34,629	39,858	(581,253)	111,244
未予分配負債					3,569
					114,813

32. 分類資料（續）

(a) 按業務劃分（續）

截至二零零零年十二月三十一日止年度

	電訊服務	企業管理服務	其他	綜合
	千港元	千港元	千港元	千港元
營業額				
對外銷售	63,740	1,284	35,101	100,125
業績				
經營虧損	(76,864)	(9,777)	(2,607)	(89,248)
融資成本				(140)
其他經營收入及開支				103,397
證券投資減值撥備				(8,904)
應佔聯營公司業績				(1,110)
除税前經常業務溢利				3,995
税項				(739)
除税後經常業務溢利				3,256
少數股東權益				(1,954)
股東應佔溢利淨額				1,302

32. 分類資料（續）

(a) 按業務劃分（續）

截至二零零零年十二月三十一日止年度

	電訊服務	企業管理服務	其他	對銷	綜合
	千港元	千港元	千港元	千港元	千港元
其他資料					
資本開支	134,957	3,276	5,779		
折舊及攤銷	8,760	345	2,266		
主要非現金開支（折舊及攤銷除外）	1,142	–	–		
資產					
分類資產	198,575	2,260	17,070	(303)	217,602
聯營公司權益					12,687
未予分配資產					993,148
內部分類對銷					(283,463)
					939,974
負債					
分類負債	340,701	7,651	31,253	(283,766)	95,839
未予分配負債					2,519
					98,358

32. 分類資料（續）

(b) 按地區劃分

截至二零零一年十二月三十一日止年度

	亞太地區 千港元	北美洲 千港元	綜合 千港元
營業額			
對外銷售	150,319	113,577	263,896
業績			
經營虧損	(105,181)	(96,929)	(202,110)
無形資產及商譽撇銷	(79,102)	(35,693)	(114,795)
	(184,283)	(132,622)	(316,905)
融資成本			(1,216)
其他經營收入及開支			(50,655)
持有其他投資之未變現虧損			(240,476)
投資證券減值撥備			(72,021)
應佔聯營公司業績			(752)
除税前經常業務溢利			(682,025)
少數股東權益			710
股東應佔虧損淨額			(681,315)
其他資料			
分類資產	313,551	153,734	467,285
聯營公司權益			4,838
			472,123
資本開支	92,311	71,167	

32. 分類資料（續）

(b) 按地區劃分（續）

截至二零零零年十二月三十一日止年度

	亞太地區 千港元	北美洲 千港元	綜合 千港元
營業額			
對外銷售	67,603	32,522	100,125
業績			
經營虧損	(78,681)	(10,567)	(89,248)
融資成本			(140)
其他經營收入及開支			103,397
投資證券減值撥備			(8,904)
應佔聯營公司業績			(1,110)
除税前經常業務溢利			3,995
税項			(739)
除税後經常業務溢利			3,256
少數股東權益			(1,954)
股東應佔溢利淨額			1,302
其他資料			
分類資產	786,027	141,260	927,287
聯營公司權益			12,687
			939,974
資本開支	47,886	97,253	

33. 比較數字

若干比較數字已重新分類，以符合本年度之呈報方式。

本集團之業績、資產及負債概要

	本集團截至十二月三十一日止五個年度之業績				
	二零零一年	二零零零年	一九九九年	一九九八年	一九九七年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
營業額					
持續經營業務	**263,896**	76,652	44,210	54,334	48,557
非持續經營業務	**–**	23,473	1,035	–	28,160
	263,896	100,125	45,245	54,334	76,717
經營(虧損)／溢利	**(681,273)**	5,105	(75,170)	(55,323)	(56,790)
應佔聯營公司業績	**(752)**	(1,110)	–	–	(21,478)
除税前(虧損)／溢利	**(682,025)**	3,995	(75,170)	(55,323)	(78,268)
税項	**–**	(739)	(739)	(1,763)	(1,366)
除税後經常業務(虧損)／溢利	**(682,025)**	3,256	(75,909)	(57,086)	(79,634)
少數股東權益	**710**	(1,954)	(2,499)	(6,469)	(6,154)
股東應佔(虧損)／溢利淨額	**(681,315)**	1,302	(78,408)	(63,555)	(85,788)
每股(虧損)／盈利					
基本	**(35.12)港仙**	0.08港仙	(9.98)港仙	(12.45)港仙	(21.15)港仙
攤薄	**不適用**	0.07港仙	不適用	不適用	不適用

	本集團於十二月三十一日之資產及負債				
	二零零一年	二零零零年	一九九九年	一九九八年	一九九七年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
非流動資產	**251,700**	448,483	16,295	70,179	114,797
流動資產	**220,423**	491,491	115,752	15,406	108,802
總資產	**472,123**	939,974	132,047	85,585	223,599
減：					
非流動負債	**4,885**	–	–	–	5,237
流動負債	**109,928**	98,239	14,346	9,278	86,625
總負債	**114,813**	98,239	14,346	9,278	91,862
	357,310	841,735	117,701	76,307	131,737
減：					
少數股東權益	–	119	12,441	10,739	10,670
資產淨值	**357,310**	841,616	105,260	65,568	121,067

股東週年大會通告

茲通告e-Kong Group Limited(「本公司」)將於二零零二年六月二十八日(星期五)上午十時正假座香港北角渣華道191號嘉華國際中心2101-3室舉行股東週年大會,藉以處理下列事項:—

1. 省覽採納截至二零零一年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告;

2. 重選退任董事及釐定其酬金;

3. 續聘核數師,並授權董事會釐定其酬金;

普通決議案

4. 作為特別事項,考慮並酌情通過(不論有否修訂)下列決議案為普通決議案:—

「**動議**:—

(a) 除本決議案第(c)分段另有規限外,一般性及無條件批准本公司董事於有關期間(定義見下文)內行使本公司一切權力,以配發、發行及處理本公司股本中每股面值0.02港元之額外普通股,或可轉換為股份之證券,購股權,認股權證,或可認購任何股份之類似權利,並作出或授出可能需行使該等權力之建議、協議及購股權;

(b) 根據本決議案第(a)分段所述之批准授權本公司董事於有關期間內作出或授予可能需於有關期間之後行使該等權力之建議、協議、購股權或認股權證;

(c) 本公司董事會依據本決議案第(a)分段所載批准所配發或有條件或無條件同意配發(不論是否根據購股權或以其他方式配發)及發行之股本面值總額,惟不包括因下列事項而發行之股份:

(i) 配售新股(定義見下文);或

(ii) 根據本公司不時之公司細則進行之以股代息計劃或類似安排配發之股份,以替代本公司之全部或部份股息;或

(iii) 因任何購股權計劃或本公司股東當時採納及批准有關向本公司及/或任何其附屬公司之僱員或其他界定計劃之參加者授出之任何購股權獲行使,而授出或發行之股份或可認購本公司股份之權利之類似安排;或

(iv) 行使本公司股本中每股面值1.00港元之非累積可兑換可贖回優先股所附贖回或兑換權；或

(v) 行使本公司可能發行之任何認股權證或任何其他可換股證券所附認股權或兑換權，

不得超過本決議案通過當日本公司已發行股本面值總額20%，而上述批准亦以此數額為限；及

(d) 就本決議案而言：－

「有關期間」乃指由本決議案通過之日起至下列三項中之較早者之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿時；及

(iii) 在本決議案下之授權經本公司股東在股東大會上以普通決議案予以撤銷或修改之日。

「配售新股」乃指本公司董事於指定期間，向指定記錄日期名列本公司股東名冊之本公司股份持有人或任何類別股份持有人，按當時彼等之持股股份或任何類別股份比例發售股份建議，惟本公司董事可就零碎股份，或任何地區適用於本公司之法例之限制或責任，或任何認可監管機構或任何證券交易所之任何規定，作出其認為必要或權宜之豁免或其他安排。」

5. 作為特別事項，考慮並酌情通過（不論有否修訂）下列決議案為普通決議案：－

「**動議**：－

(a) 除本決議案第(b)分段規限外，一般性及無條件批准本公司董事於有關期間（定義見下文）內行使本公司一切權力，在香港聯合交易所有限公司（「聯交所」）或本公司股份可能上市且獲證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所（「認可證券交易所」），按照所有適用法例及／或符合聯交所及（如適用）任何認可證券交易所不時修訂之證券上市規則之規定，購回本公司股本中每股面值0.02港元之已發行普通股；

股東週年大會通告（續）

(b) 本公司根據本決議案第(a)分段之批准購回之股份面值總額不得超過本決議案通過當日本公司已發行股本面值總額10%，而上述批准亦以此數額為限；及

(c) 就本決議案而言：－

「有關期間」乃指由本決議案通過之日起至下列三項中之較早者之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿時；及

(iii) 在本決議案下之授權經本公司股東在股東大會上以普通決議案予以撤銷或修改之日。」

6. 作為特別事項，考慮並酌情通過（不論有否修訂）下列決議案為普通決議案：－

「**動議**待召開本大會之通告（「通告」，本決議案為其中部份）所載第4及第5項決議案獲通過後，將本公司根據通告第5項決議案授予之權力所購回本公司股本中有關數目股份之面值總額，一併加入本公司董事根據通告第4項決議案可配發、發行或處置及有條件或無條件同意配發、發行或處置之股份面值總額內，惟股份數目不得超過本決議案通過當日本公司已發行股本面值總額10%。」

特別決議案

7. 作為特別事項，考慮並酌情通過（不論有否修訂）下列決議案為特別決議案：－

「**動議**：本公司之公司細則作出下列修改：－

(a) 在公司細則第1條「元」及「$」之釋義後加入下列釋義：－

「電子通訊」 指 透過任何媒介以任何書寫形式藉電子傳送發送之通訊。

(b) 完全刪去公司細則第2(e)條，並以下述者取代：－

「除非顯示相反意向，否則「書寫」一詞應理解為包括印刷、平版印刷、照相印刷及以其他形式製作，包括任何代表文字或圖像之可見形式，或限於法規及其他適用法律、規則及規定所允許之任何代替書寫之可見形式（包括電子通訊），或部分採用一種可見形式而部分採用另一種可見形式。」

(c) 在公司細則第2條內加插下文作為第(k)段：－

「凡提述文件的簽署，其範圍包括簽名或蓋章，或按法規及其他有關法律、規則及規定所允許之電子或任何其他簽署方法。凡提述文件，包括任何按法規及其他適用法律、規則及規定所允許之可見之資料，無論資料是否以實物形式存在。」

(d) 完全刪去現有公司細則第153條，並以下述者取代：－

「第153條 (A) 在法令第88章及公司細則第153(B)條之規限下，本公司將根據法規及其他適用法律、規則及規定，於本公司舉行股東大會前不少於二十一(21)日（或法規及其他適用法律、規則及規定所允許之其他時間），向本公司每位股東、每位債券持有人，以及每位根據法規規定有權收取本公司股東大會通告之人士，派送本公司有關的財務文件之副本，或代替有關財務文件之財務摘要報告之副本。惟本公司細則並無規定該等文件之副本須派送超過一位以上之聯名股東或聯名債券持有人或任何無權收取本公司股東大會通告而且本公司不知悉其地址之本公司股東或債券持有人。任何未獲提供該等文件副本之本公司股東或債券持有人均有權向本公司申請，免費索取該等文件副本。

(B) 倘符合第153(A)條規定之合資格人士根據法規及其他適用法律、規則及規定同意按公司細則第160(v)條所述透過本公司電腦網絡，或透過按法規及其他適用法律、規則及規定所允許之任何其他形式（包括任何其他形式之電子通訊），閱覽有關本公司之財務文件及／或財務摘要報告，以代替原來文件或報告之發送（「同意人士」），則本公司按法規及其他適法律、規則及規定，由有關本公司股東大會召

開日期前不少於二十一日起至按法規及其他適用法律、規則及規定所規定之日期為止的整段期間(或法規及其他適用法律、規則及規定所允許之其他時段或時間)內，於上述本公司電腦網絡上或以其他形式發佈或提供有關財務文件及／或財務摘要報告，即視作已將有關財務文件或財務摘要報告之副本發送予同意人士，從而完成本公司按公司細則第153(A)條所應履行之責任。」

(e) 完全刪去現有公司細則第160至第161條，並以下述新的公司細則取代：—

「第160條 本公司之任何通告或文件(不論是否須根據法規、其他適用法律、規則及條例或本文件作出或發出)可由本公司透過下列方式送達或送遞予任何本公司股東及債券持有人及在法規或本文件之規定下有權接獲通告之任何其他人士：

(i) 親自面交；

(ii) 以預付郵費之信封或封套郵寄至有關人士之登記地址；

(iii) 於最少一份英文報章及最少一份中文報章分別刊登英文及中文廣告，刊登時間應為按法規及其他適用法律、規則及規定所允許而董事會視為適當者。有關報章須每天出版且在香港普遍流通，並為法規及其他適用法律、規則及規定指定或允許作上述用途者；

(iv) 按有關人士為收取本公司通告或文件而向本公司提供之電報或傳真號碼、電子號碼、電子地址、電腦網絡或網站，以電子通訊形式向其發出或傳送，惟有關通訊須根據並為法規及其他適用法律、規則及規定所允許者；

(v) 在本公司電腦網絡上發佈，並根據法規及其他適用法律、規則及規定向有關人士發出通知，表示有關通告或其他文件已根據法規及其他適用法律、規則及規定所允許之形式可供在網絡上閱覽(「閱覽通告」)。閱覽通告可循公司細則第160(i)、(ii)、(iii)、(iv)或(vi)條所訂之任何途徑向有關人士提供；或

(vi) 透過並根據法規及其他適用法律、規則及規定所允許之途徑,向有關人士發送或以其他方式提供。

第161條 (A) 任何通告或其他文件:

(i) 倘以郵遞送達或提交,則於裝載該通告或文件之信封或封套寄出翌日即視作已經送達或發出論,而證明裝載該通告或文件之信封或封套已妥為預付郵費、註明地址及投遞,即為已經送達或發出之足夠證據。經本公司之公司秘書或其他高級職員或由董事會委任之其他人士簽署,有關裝載該通知或文件之信封或封套已妥為預付郵費、註明地址及投遞之書面證明,即為送達或提交之確證;

(ii) 倘根據公司細則第160(iv)條所述以電子通訊或公司細則第160(vi)條所述方式送出或傳送,則於發送或傳送時作已經送達或發出論。根據公司細則第160(v)條在本公司電腦網絡上發佈之通告或文件,於閱覽通知向合資格人士發出翌日作已經送達或提交論。經本公司之公司秘書或其他高級職員或由董事會委任之其他人士簽署,有關送達、提交、發送、傳送或發佈等之事實與時間之書面證明,即為送達或提交之確證;

(iii) 倘以專人送達或提交,則於當面送達或提交時作已經送達或提交論。經本公司之公司秘書或其他高級職員或由董事會委任之其他人士簽署,有關該通告或文件已由專人送達或提交之書面證明,即為送達或提交之確證;及

(iv) 倘根據公司細則第160(iii)條規定以刊登報章廣告方式送達,則於該通告或文件首次刊登之日作已經送達論。」

(B) 倘有人按法規及其他適用法律、規則及規定同意只收取本公司通告及其他文件之英文或中文版本之其中一種(而不需兩者兼收),本公司按本文件之規定向該名人士送達或提交該種語文版本之通知或文件即已足夠,除非該人士已按法規

及其他適用法律、規則及規定向本公司發出或被視作已發出取消或修改其同意之通知，且有關通知將會影響該人士其後將會獲得送達或提交之任何通告或文件。

第162條　有關聯名股東所持股份之所有通告或其他文件，須向股東登記名冊內排名首位之人士送達或提交。而以此方式送達或提交之任何通知或文件均視作已充分送達或提交予有關股份之所有持有人。」

(f)　把現有公司細則第162至第168條重新編號為公司細則第163至第169條。

8.　處理任何其他事項。

承董事會命
公司秘書
王培芬

香港，二零零二年四月三日

附註：

1.　凡有權出席上述通告所召開之大會（或其任何續會）並於會上投票之股東，均有權委任一位代表代其出席大會及投票。股東可就其持有之全部或部份股份委任代表。受委代表毋須為本公司股東。

2.　代表委任表格連同經簽署之授權書或其他授權文件（如有）或經認證授權書或授權文件副本，必須於大會或其任何續會（視情況而定）指定舉行時間48小時前送達本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓，方為有效。

3.　填妥及交回代表委任表格後，股東仍可親身出席大會及於會上投票。倘股東出席大會，則代表委任表格將視為已撤回論。

4.　載有關於上述第4至第6項決議案詳情之説明文件將連同本公司二零零一年年報寄予各股東及有關人士。

5.　本公司對公司細則作出修訂，以反映公司條例及香港聯合交易所有限公司證券上市規則近期之變動。載有（其中包括）本公司修訂公司細則資料之説明文件將連同本公司二零零一年年報寄予各股東。

6.　本公司將於二零零二年六月二十五日（星期二）至二零零二年六月二十八日（星期五）期間（包括首尾兩日）暫停辦理股份過戶登記手續。

如欲享有出席應屆股東週年大會及在大會上投票之資格，所有股份過戶文件連同有關股票必須於二零零二年六月二十四日（星期一）下午四時前送抵本公司股份過戶登記處香港分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓。

e-K港NG

Convergence through Services

01

二零零一年年報